082-01561

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Stock Code 股份代號：12

SUPPL

中期報告 INTERIM REPORT 06 07

B

dw 4/6

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Interim Results and Dividend

The Board of Directors announces that for the six months ended 31 December 2006, the unaudited consolidated net profit of the Group attributable to equity shareholders amounted to HK$3,793.6 million, representing a decrease of HK$3,855.9 million or 50.4% from that for the same period of the previous year. Earnings per share were HK$2.06.

The underlying profit for the period under review, excluding the revaluation surplus of investment properties (net of deferred tax), was HK$2,427.9 million, or an increase of HK$70.4 million or 3.0% over HK$2,357.5 million for the same period in the previous year. Based on the underlying profit, the earnings per share were HK$1.32.

The Board has resolved to pay an interim dividend of HK$0.40 per share to shareholders whose names appear on the Register of Members of the Company on 25 April 2007.

Closing of Register of Members

The Register of Members of the Company will be closed from Monday, 23 April 2007 to Wednesday, 25 April 2007, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Friday, 20 April 2007. Warrants for the interim dividend will be sent to shareholders on or before Friday, 27 April 2007.

Management Discussion and Analysis

BUSINESS REVIEW

Property Sales

For the six months ended 31 December 2006, the Group sold and pre-sold a total of approximately 2,300 residential units in Hong Kong generating sales revenues of approximately HK$4,000 million attributable to the Group, compared with HK$2,800 million for the same period of the previous year. Grand Waterfront in To Kwa Wan and The Sherwood in Tuen Mun, which were launched for sale in August and November 2006 respectively, were both well received. Up to the end of the period under review, 1,054 residential units and 647 residential units, or 59% and 41% of the total units, were respectively sold for these two large-scale development projects. Other projects put up for sale within the period, including Scenic Horizon in Shau Kei Wan and CentrePlace in the Mid-levels, also recorded satisfactory results.

For the period under review, profit from property development amounted to HK$1,150.9 million, compared with HK$116.7 million for the same period of the previous year.

The following development projects were completed in the period under review:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Attributable gross floor area (sq.ft.)
1.	Royal Green – Phase 2, 18 Ching Hiu Road, Sheung Shui	97,133 (Note 1)	165,358	Residential	45.00	74,411
2.	Grand Waterfront, 38 San Ma Tau Street, To Kwa Wan	130,523	1,109,424	Commercial/ Residential	Residential: 46.08 Commercial: 26.14	Residential: 451,109 Commercial: 34,113

At the end of the period under review, the Group had a total of 4,277 residential units available for sale from the following major property development projects:

(1) Major completed development projects offered for sale:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	No. of residential units unsold & pending sale as at period end	Gross area of remaining unsold residential units (sq.ft.)
1.	Casa Marina I, 28 Lo Fai Road, Tai Po	283,200	226,561	Residential	100.00	48	164,667
2.	Casa Marina II, 1 Lo Ping Road, Tai Po	228,154	182,545	Residential	100.00	48	145,849
3.	King's Park Hill, 1-98 King's Park Hill Road	168,392	241,113	Residential	61.76	32	70,939
4.	Palatial Crest, 3 Seymour Road	17,636	185,295	Commercial/ Residential	63.35	20	25,823
5.	Royal Peninsula, 8 Hung Lai Road	162,246	1,478,552	Residential	50.00	17	27,111
6.	Sereno Verde & La Pradera, 99 Tai Tong Road, Yuen Long	380,335	1,141,407	Residential	44.00	14	12,355
7.	Royal Terrace, 933 King's Road	16,744	138,373	Commercial/ Residential	100.00	24	19,795
8.	Park Central – Phases 1 & 2, Tseung Kwan O Town Lot Nos. 57 and 66	359,883	2,932,813	Commercial/ Residential	24.63	45	37,285

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	No. of residential units unsold & pending sale as at period end	Gross area of remaining unsold residential units (sq.ft.)
9.	Metro Harbour View – Phases 1 & 2, 8 Fuk Lee Street	228,595	1,714,463	Residential	60.65	80	50,155
10.	Paradise Square, 3 Kwong Wa Street	17,297	159,212	Commercial/ Residential	100.00	45	28,848
11.	Grand Promenade, 38 Tai Hong Street, Sai Wan Ho	131,321	1,410,629	Residential	63.07	415	440,426
12.	Splendid Place, 39 Taikoo Shing Road	10,405	86,023	Commercial/ Residential	75.00	18	12,059
13.	Central Heights, Park Central – Phase 3	39,148	319,066	Residential	25.00	89	85,869
14.	Royal Green – Phases 1 & 2, 18 Ching Hiu Road, Sheung Shui	97,133	485,620	Residential	45.00	308	241,871
15.	CentreStage, 108 Hollywood Road	26,903	276,971	Commercial/ Residential	100.00	56	68,809
16.	Scenic Horizon, 250 Shau Kei Wan Road	6,808	54,810	Commercial/ Residential	18.13	80	50,307
17.	CentrePlace, 1 High Street	15,824	63,666	Residential	100.00	55	48,798
18.	Grand Waterfront, 38 San Ma Tau Street, To Kwa Wan	130,523	1,109,424	Commercial/ Residential	Residential: 46.08 Commercial: 26.14	728	589,659
19.	The Sherwood, 8 Fuk Hang Tsuen Road, Tuen Mun	396,434	836,868	Commercial/ Residential	100.00	929	612,602
					Sub-total:	**3,051**	**2,733,227**
						Gross area attributable to the Group:	**1,906,098**

(2) Projects pending sale or pre-sale:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Residential No. of units	Residential Gross area (sq.ft.)
1.	The Beverly Hills, Tai Po Town Lot No. 161	982,376 (Note 2)	1,164,126	Residential	90.10	535	1,164,126
2.	The Verdancy, 50 Tan Kwai Tsuen, Yuen Long	54,487	54,487	Residential	100.00	119	54,487
3.	33 Lai Chi Kok Road, Mong Kok	9,600	84,156	Commercial/ Residential	100.00	108	68,284
4.	Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long	78,781	78,781	Residential	100.00	60	78,781
5.	500-502 Tung Chau Street, Cheung Sha Wan	35,629	320,659	Commercial/ Residential	100.00	400	267,216
6.	11-12 Headland Road, Island South	43,492	32,619	Residential	44.42	4	32,619
					Sub-total:	**1,226**	**1,665,513**
					Gross area attributable to the Group:		**1,532,135**
	Total saleable residential units and total residential gross area from the major development projects:					**4,277**	**4,398,740**
					Total gross area attributable to the Group:		**3,438,233**

Note 1: The total site area for the whole Phase 1 and Phase 2 of the "Royal Green" is 97,133 square feet.

Note 2: This project is planned to be sold in phases in 2007. Marketing activities had been launched in late December 2006 and 4 houses had been sold through internal sale by 31 December 2006 (i.e., the end of the period under review).

Land Bank

The Group remained active in replenishing its land bank in Hong Kong through various means. During the period under review, the Group won the tender for a 92.31% stake of two prime sites in Wanchai with a total gross floor area of 184,711 square feet. The Group also added a number of agricultural land lots to its land bank with a total land area of approximately 0.7 million square feet.

During the period under review, land-use conversion in respect of land lots located at Jockey Club Road in Fanling has been completed and it will be developed into residential units comprising approximately 34,000 square feet in total gross floor area. Application for land exchange is now underway for the site at Tai Tong Road, Yuen Long, which is expected to provide approximately 1.09 million square feet in total gross floor area. The Group also submitted an application to the Government for land exchange for the site in Wu Kai Sha, Shatin. Negotiation on the premium for the exchange will start following the finalization of basic terms and it is expected to provide a total developable gross floor area of approximately 3 million square feet.

At the end of the period under review, the Group had a land bank with total attributable gross floor area of approximately 19.9 million square feet, including completed investment properties and hotels with total gross floor area of 8.8 million square feet and stock of unsold property units with total gross area of 2.5 million square feet. In addition, the Group held rentable car parking spaces with a total area of around 2.5 million square feet. It also held agricultural land lots of approximately 30.6 million square feet in terms of total land area, which is the largest holding among all property developers in Hong Kong.

Investment Properties

The Group's gross rental income for the period under review, including its share from jointly controlled entities, increased by HK$298.9 million or 24.4% to HK$1,522.7 million over that for the same period of the previous year. Net rental income for the period was HK$1,003.3 million, increased by 31.0% from HK$765.7 million for the same period of the previous year. At the period end, the Group's core rental properties recorded a high leasing rate of 95%.

Pay rises, stable interest rates and a buoyant stock market were the key drivers for boosting consumer confidence in the period under review. Increased tourist arrivals also contributed to improved retail sales. With more international brand name retailers and up-market restaurants joining force, the IFC Mall was already fully let. With a view to attracting more customers and increasing turnover for tenants, promotional campaigns, tenant-mix re-alignment and facility upgrading works have been regularly made in the Group's shopping malls. Refurbishments for Metro City Phase II and Shatin Plaza are now underway and Trend Plaza in Tuen Mun will add 20,000 square feet of prime retail space when the conversion works of the recently-acquired Tuen Mun Theatre complete in early 2008.

Driven by strong growth of the finance and the related service sectors in the territory, demand for quality office space remained keen. Most of the Group's major office towers, particularly the International Finance Centre, recorded respectable rental performances. Demand for serviced apartments also grew in parallel with the influx of multinational corporations. The serviced suites at Four Seasons Place, which offered an exclusive experience of luxury living and personalised services, recorded satisfactory occupancy and room rates.

Construction and Property Management

During the period under review, the Group's construction division completed many prominent projects, including Royal Green – Phase 2 and Grand Waterfront, in addition to a number of renovations and upgrading works for the shopping centres. Contribution from this business operation amounted to HK$32.7 million.

Major projects in progress include The Beverly Hills, 500-502 Tung Chau Street, 33 Lai Chi Kok Road, 222 Tai Kok Tsui Road, as well as office developments on Wai Yip Street and Sheung Hei Street.

The Group considers site safety a top priority and for the year 2006, the accident rate for the Group's construction activities was even lower than that for the government projects, whose safety requirements have long been regarded as the most rigorous. In addition, being committed to green initiatives, the Group adopted Environmental Management System based on the international standard ISO 14001:2004 and its result was to the satisfaction of Hong Kong Quality Assurance Agency in November 2006.

The Group's member property management companies, Hang Yick and Well Born, are on the frontline offering their care and the finest services not only to the customers, but also to the public at large. Owners' satisfaction rate as to handover arrangement of the recently-completed CentreStage was almost 100%. They also won a multitude of awards during the period under review including the "Highest Voluntary Service Hours Award" and the "Outstanding Partnership Award in the Employment of People with Disabilities 2006" from the Social Welfare Department.

Business in Mainland China

The Group is one of the earliest entrants to the real estate market in Mainland China. Over the years, several outstanding projects have been completed. These include Henderson Centre in Beijing, Office Tower II of The Grand Gateway in Shanghai, Heng Bao Garden in Guangzhou and Shanghai Skycity, of which a total gross floor area of approximately 2.64 million square feet has been retained by the Group for rental purpose. Rental performance was satisfactory during the period under review. Occupancy rate for Office Tower II of The Grand Gateway in Shanghai stood at 93%, whereas the shopping podia at Skycity and Everwin Garden were both fully let. The rental properties in Mainland China altogether generated a total gross rental income of HK$83.8 million during the period under review, an increase of 185.6% over the same period of the previous year.

In 2006, the Group re-defined its property business strategy in the Mainland. Apart from developing prime sites in the prime cities of Beijing, Shanghai and Guangzhou, the Group also focused on second-tier cities in the fast growing regions.

Development projects in the prime cities

Quality developments in the prime cities, where the infrastructure and supplementary facilities are well developed, draw keen interest from both foreign end-users and investors. To meet such growing demand, the Group will continue to target those prime sites with heavy pedestrian traffic and easy access for development into large-scale complexes of exceptional design and quality. The following is a summary of the progress made in some development projects:

Construction work of the World Financial Centre, which is located at No.2 Guan Dong Dian, Chao Yang District of Beijing, has progressed well. Upon completion in mid-2008, ahead of the opening of the 2008 Beijing Olympics, this project will house two connected grade A office towers with a total gross floor area of approximately 2.7 million square feet. The world-renowned Cesar Pelli of Pelli Clarke Pelli Architects, Inc. and HBA have been appointed as the design architect and the interior designer respectively for this flagship property. The Group will keep this landmark project for rental purpose and pre-leasing activities have commenced.

In the downtown of Shanghai, the Group's prime site at Lot 688, north of Nanjing Road West, Jingan District, will be developed into a 24-storey office building over a 2-level commercial podium with a total gross floor area of approximately 920,000 square feet. During the period under review, acquisition of its remaining 15% interest was completed allowing the Group to have full control over the development. Tange Associates of Japan have been appointed as the design architect and construction work will commence shortly after the plans are approved. Upon completion in the second half of 2009, it will be retained by the Group for rental income.

In addition, the site at Lot 130-2 Heng Feng Road of Zhabei District, which commands a land area of approximately 62,141 square feet, will be developed into an office building with a total gross floor area of about 510,000 square feet. Substructure work is now in progress. Due to postponement in construction, this project is expected to be completed in 2009. This building will be held for rental purpose. For the nearby site at Lot 147-2, 3 Heng Feng Road of approximately 64,842 square feet, it will be developed into a 25-storey commercial complex with a total gross floor area of over 400,000 square feet. Site works will commence in the second half of 2007 and it is expected to be completed and be ready for the Group's rental purpose in late 2009.

In Guangzhou, the River Pearl Plaza (Blocks A, B and C) at Yanjiang Road West, Yuexiu District comprises three sites with an aggregate site area of approximately 285,505 square feet. The project is planned for a mixed development. Demolition and site clearance works are still in progress in accordance with the schedule for the finalization of new development plans as well as the local municipal authorities' approval.

Hengli Wanpan Huayuan (formerly known as 210 Fangcun Avenue Development) became the most-sought-after residence in Guangzhou and its phase I residential development was basically sold out after its overwhelmingly successful launch in October 2006. The launch of its phase II development in early January 2007 received an equally encouraging response with approximately 80% of their units sold. The average selling price for these two phases of development was RMB8,000 per square metre. The entire project, comprising nine residential towers of 33 to 34 storeys, a two-level commercial podium, two-level basement carparks and a kindergarten, provides a total attributable gross floor area of some 2.0 million square feet and is expected to be completed by the first quarter of 2008.

Development projects in the second-tier cities

The Group believes that, with rapid economic growth, improving infrastructural development and rising productivity, the pace of urbanization will hasten. This will in turn create demand in emerging second-tier cities for housing of a better quality to improve living standards. The Group has therefore made significant efforts in the negotiation for acquisition of land in over 20 second-tier cities in the Mainland, particularly in those provincial capitals with a preponderance of the middle class.

Knowing that relaxing, yet convenient, living environment is particularly attractive to the local home-buyers, the Group will focus on developing large-scale self-contained communities in second-tier cities. With the majority of the development designed for residential use, complemented by shopping malls and amenity facilities, such large-scale communities will bring about an efficient use of the land resources, thus enhancing long term appreciation in property value.

As reported in the 2006 Annual Report, preliminary works had commenced in the project of Xuzhou New Town, Jiangsu province and the project of Xingsha Town, Changsha, Hunan province. For the project of Xuzhou New Town, a piece of land of 5.89 million square feet, in the proximity of Dalong Lake, was acquired at RMB541 million and to be built for a total residential floor area of over 5.3 million square feet together with the provision of commercial facilities. The project will be developed in phases and its first phase will consist of residential towers with relative high density. With about 1.28 million square feet of gross floor area, pre-sale will begin in early 2008 and this phase of development is scheduled for completion in the second half of 2008. The entire development is expected to be completed by 2010. The project in Xingsha Town of Changsha, with total land cost of RMB198 million, will be developed in phases. The first phase will provide a total residential floor area of approximately 1.3 million square feet and will include a shopping arcade and a kindergarten. Pre-sale will begin in early 2008 and it is due for completion in the second half of 2008. The whole development is expected to be completed by 2010 and the Group has increased the shareholding of this project up to 91%.

Since July 2006, the Group has added the following land lots to its landbank by way of auction, strategic co-operation and acquisition:

In Kaifu District of Changsha City, Hunan province, the Group bought another piece of land of about 825,000 square feet at RMB184 million, which will be developed into a residential project with a gross floor area of 2.48 million square feet. It is adjacent to the Kaifu District Government Offices with excellent transport infrastructure and lush environment. Planning and design have commenced and site works will start in the second half of this year. Pre-sale will begin in late 2008 and the project is scheduled for completion before the end of 2009.

The Group has also formed a 50/50 joint venture with Temasek Holdings (Private) Limited of Singapore to jointly develop a riverside residential project over the east riverbank of Chan River, Xian, Shaanxi Province. The site of approximately 15 million square feet is located within the Chan Ba Ecological District. Surrounded by the east third ring road and subway, which are both under construction, the development will have a gross floor area of approximately 33.5 million square feet with comfortable living environment as well as comprehensive amenities upon completion. Total land cost for this project was about RMB1,720 million. The first phase of the development, which has a total gross floor area of approximately 2.5 million square feet, is expected to be launched as early as mid-2008 and will be completed in mid-2009. This sizeable project is expected to be completed by 2013.

At the Shenyang New District Development of Liaoning province, the Group also acquired a parcel of land of about 3.6 million square feet at over RMB190 million, which has a scenic view with a small river flowing along the boundary and a hill at the back of the site. It is earmarked for residential and commercial development with a total gross floor area of about 5.4 million square feet. Planning and design will commence shortly and it is tentatively planned that the land fronting the river of Puhe will have a low density development of town houses and low rise apartments, whereas the remaining parts of the site will have a rhythmic grouping of residential buildings of 12 to 18 storeys. Site works will start in the first half of 2008. Pre-sale will take place in the first half of 2009 and the development is scheduled for completion before the end of 2009.

Two more development projects in Chongqing were added, one in Nan'an District and the other in Phoenix Area of Erlang New City. For the Nan'an District Riverside Development, the land lot of approximately 1.1 million square feet is located at Binjiang Road which runs alongside the river bank of Changjiang. Adjacent to a large green park of approximately 0.8 million square feet, this development enjoys a panoramic view of Changjiang. Total cost for acquiring this site was about RMB310 million. This residential project, together with commercial space, a kindergarten and clubhouse facilities, will have a total floor area of around 4 million square feet. Planning and design have commenced and site works will start in mid-2008. Pre-sale is scheduled to begin in the first half of 2009 and completion is expected by the end of 2009.

A land lot of about 920,000 square feet in Phoenix Area of Erlang New City, Chongqing City was also acquired at RMB157 million. Erlang New City Development, linked with Chengdu by Chengdu-Chongqing Expressway, has a zoning plan covering an artificial lake, a wetland park and a sports centre. This residential project, complemented by commercial space, a kindergarten and clubhouse facilities, will provide a total gross floor area of around 2.8 million square feet on completion. Planning and design have commenced and site works will start in the second half of 2008. Pre-sale is expected to begin in the first half of 2009 and it is due for completion by the end of 2009.

Recently, the Group won the bid for a piece of land in Suzhou, Jiangsu province at the consideration of about RMB865 million. Located in Xiangcheng District with a site area of about 3.18 million square feet, it is planned for a mixture of residential and commercial development along the river with a total developable floor area of about 6.8 million square feet. Planning and design have commenced and the initial development plan called for a water-themed design so as to capture the scenic environment of Suzhou. Site works will start in the second half of 2008. Pre-sale is scheduled to begin in mid-2009 and it is due for completion in 2010.

Expected Completion schedule

Project name and location	Land-use	Attributable gross floor area (million square feet)
For the year ending 30 June 2008		
World Financial Centre, Beijing	Office	2.7
Hengli Wanpan Huayuan, Guangzhou	Mixed (note 1)	2.0
	Total :	**4.7**
For the year ending 30 June 2009		
Phase 1, Project in Xuzhou New Town, Xuzhou	Mixed (note 1)	1.3
Phase 1A, Project in Xingsha Town, Changsha	Mixed (note 1)	1.3
Phase 1, Chan River East Development, Xian	Mixed (note 1)	2.5
	Total :	**5.1**
For the year ending 30 June 2010		
Lot 688, North of Nanjing Road West, Jingan District, Shanghai	Mixed (note 2)	0.9
Lot 130-2, Heng Feng Road, Zhabei District, Shanghai	Office	0.5
Lot 147-2,3, Heng Feng Road, Zhabei District, Shanghai	Mixed (note 2)	0.5
Kaifu District Development, Changsha	Residential	2.5
Shenyang New District Development, Shenyang	Mixed (note 1)	5.4
Nan'an District Riverside Development, Chongqing	Mixed (note 1)	4.0
Phoenix Area North Development, Chongqing	Mixed (note 1)	2.8
Xiangcheng District Development, Suzhou	Mixed (note 1)	6.8
	Total :	**23.4**

Note 1: majority for residential purpose, complemented by commercial and supplementary facilities

Note 2: include commercial and office

To sum up, a total land cost of over RMB4,100 million has been spent so far for the properties under development in the second-tier cities of Mainland, with an attributable land area of approximately 30 million square feet. This will provide a total attributable gross floor area of 73.2 million square feet, of which around 80% is earmarked for residential development for sale with details as follows:

Usage of land bank	Developable gross floor area (million square feet)	Percentage
Residential	57.0	77.9%
Commercial	3.9	5.3%
Office	3.2	4.4%
Other	9.1	12.4%
Total :	**73.2**	**100.0%**

Apart from the above projects, the Group is entering into the final phase for the acquisition of several land sites, for which agreements have been reached. These projects will involve land cost payments of approximately RMB7,500 million and will produce a total gross floor area of 83 million square feet on completion. With the probable completion of the formalities for the land acquisition before the end of June 2007, the Group's landbank in the Mainland will further increase to a total developable floor area of about 150 million square feet.

In order to become a truly national property developer, the Group will bring to bear on its Mainland projects its project management teams' advanced and wide ranging experience in Hong Kong, whilst at the same time recruiting additional professional talents. The Group will also work hand in hand with world-renowned architects and designers to develop quality properties, fulfilling its pledge of excellence and further reinforcing its already strong brand name. Additionally, the Group's other competitive advantages are:

- its ability to provide high quality and reliable property management services, fully backed-up by its experienced and award-winning property management companies in Hong Kong; and
- its complementary business expansion in the Mainland with its listed associate, The Hong Kong and China Gas Company Limited, which already has 70 projects in piped-gas distribution, water supplies and sewage treatment in the Mainland.

The Group believes that, with the timely implementation of its expansion plan, it will soon be widely recognized as a leading property developer in the Mainland.

Henderson Investment Limited

For the six months ended 31 December 2006, the unaudited consolidated profit of this group attributable to equity shareholders amounted to HK$1,951.5 million, an increase of HK$149.5 million or 8.3% over that for the same period of the previous year. Excluding the revaluation surplus of investment properties (net of deferred tax), the underlying profit for the period was HK$1,510.3 million, an increase of HK$566.6 million or 60.0% over that for the same period of the previous year. The profit growth was mainly due to an increase in interest income after the share placement, while an impairment loss on goodwill arising from the privatisation of Henderson Cyber Limited of HK$161.8 million was recorded in the previous year. For its core investment properties, the leasing rate remained high at 94%. With an influx of inbound tourists, Newton Hotel Hong Kong and Newton Hotel Kowloon reported growth in both average room rate and occupancy despite an increase in hotel-room supply in Hong Kong. China Investment Group Limited, its 64%-owned subsidiary engaged in the toll-bridge and toll-road joint venture operations in Mainland China, recorded a smaller profit contribution as Hangzhou Qianjiang Third Bridge, whose repair work commenced in October 2005, was still under renovation by the period end.

Associated Companies

The Hong Kong and China Gas Company Limited reported a consolidated net profit after taxation of HK$5,862.6 million for the year ended 31 December 2006, which comprised HK$3,224.4 million arising from its gas business and property rental income (an increase of HK$162.6 million as compared with 2005) and HK$2,638.2 million from the sale of properties and a revaluation surplus from an investment property.

During the year under review, Hong Kong and China Gas signed agreements to establish piped city-gas companies in Xi'an, Shaanxi province; Yuhang, Hangzhou, Zhejiang province; Tongling, Anhui province; Jintan, Jiangsu province and Yingkou, Liaoning province. On 4 December 2006, Hong Kong and China Gas, Panva Gas Holdings Limited ("Panva Gas") and its largest shareholder, Enerchina Holdings Limited ("Enerchina"), jointly announced that Panva Gas would acquire Hong Kong and China Gas's interest in the shares and shareholder loans in ten mainland piped city-gas companies and that in return, Panva Gas would issue approximately 773 million new shares to Hong Kong and China

Gas. With the completion of this transaction on 1 March 2007, Hong Kong and China Gas has become the largest shareholder of Panva Gas holding about 43.97% of its issued shares. On a combined basis, Hong Kong and China Gas and Panva Gas have 60 piped city-gas projects on the Mainland. Panva Gas also has liquefied petroleum gas businesses in 15 Mainland cities.

Hong Kong and China Gas successfully entered the energy upstream arena in 2006 by acquiring its first coalbed gas joint venture project in Shanxi province and concluding a joint venture agreement to invest in a natural gas liquefaction project in Yan'an, Shaanxi province. The upstream projects will provide an additional gas source for the downstream project of piped city-gas projects. Inclusive of Panva Gas, Hong Kong and China Gas currently has a total of 70 projects spread across 13 provinces and an area of Beijing, encompassing upstream, midstream and downstream natural gas sectors as well as the water supply and wastewater treatment sector.

In Hong Kong, total volume of gas sales remained stable and the number of customers as at the end of 2006 was 1,622,648, an increase of 25,375 over 2005. To receive natural gas from the Guangdong Liquefied Natural Gas (LNG) Terminal, Hong Kong and China Gas has laid twin 34 km, 450 mm-diameter submarine pipelines from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong and constructed control and metering stations at Chengtoujiao and Tai Po. With the commissioning of both pipelines and stations, as well as natural gas receiving station in Tai Po, natural gas and naphtha have been used as dual feedstock mix for producing town gas since October 2006, bringing savings on gas bills to customers through the existing fuel cost adjustment mechanism. ECO Energy Company Limited, its wholly-owned subsidiary company, will soon conclude operational tests as the installation work of a landfill gas treatment facility at the North East New Territories landfill site was completed. Construction work of a 19 km pipeline to Tai Po gas production plant has also been completed and it expects to start using the treated landfill gas to partially replace naphtha as a fuel for town gas production by mid-2007.

On the property development front, encouraging response was received in August 2006 for its pre-sale of Grand Waterfront at Ma Tau Kok south plant site. Together with the sale of the remaining residential units at Grand Promenade and King's Park Hill, a total profit of about HK$1,779.4 million was made from property sales for the year under review. The commercial area of approximately 150,000 square feet at the podium of Grand Waterfront was completed during the year, becoming another major investment property to Hong Kong and China Gas in addition to the International Finance Centre Complex.

It is anticipated that with the introduction of natural gas, the price competitiveness of town gas will be enhanced in the local energy market, while its Mainland business will also further prosper given that the total number of piped city-gas projects has increased since the acquisition of Panva Gas as its associated company in early March 2007.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated net profit after taxation of HK$121.7 million for the year ended 31 December 2006, representing a decrease of 50% from the consolidated profit after taxation of HK$243.2 million in 2005. The decrease in profit was mainly due to the provision of HK$100 million for a claim arising from the Central Ferry Piers litigation.

During the year, this group recorded an operating profit of HK$136 million from the sale of approximately 220 residential units of Metro Harbour View, with a value of approximately HK$265 million. Residential units of MetroRegalia at Tong Mi Road was also offered for sale in December 2006, with a profit of HK$18 million recorded. On the property investment front, rental income from Metro Harbour Plaza amounted to HK$24.3 million for the year and its leasing rate as at the end of the year was approximately 98% after taking into account the committed tenancies. Also, 50% of the shops at MetroRegalia were leased out.

Construction progressed well for the residential-cum-commercial property development site at 222 Tai Kok Tsui Road, which will provide a total gross floor area of approximately 320,000 square feet upon completion by late 2008. No.6 Cho Yuen Street, Yau Tong, which has gross floor area of approximately 140,000 square feet for residential use and

25,000 square feet for non-residential use respectively, also showed good progress and should be completed by early 2009.

Due to severe competition, coupled with the increase in fuel oil price, the Ferry, Shipyard and Related operations recorded a loss of HK$7.2 million. During the year, the fee arising from the litigation in respect of the proposed development of the Central Ferry Piers amounted to HK$27.5 million. After accounting for increased costs, the Travel and Hotel Operations recorded an operating loss of HK$2.3 million this year despite a slight increase in turnover.

It is anticipated that selling of residential units will be the major source of income for Hong Kong Ferry in the coming year and the rental income will also register stable growth.

Miramar Hotel and Investment Company, Limited recorded HK$389.5 million in unaudited profit attributable to shareholders for the six months ended 30 September 2006, representing an increase of 19% as compared to the same period of the previous year. Hotel Miramar recorded a 20% increment in the average room rate over the same period of the previous year while maintaining an average occupancy rate of 90%. The hotel's food and beverage operations and the hotel management business have also performed satisfactorily. Miramar Shopping Centre and Hotel Miramar Shopping Arcade upgraded market positioning and image by changing tenant mix since previous year. Average rental rate for renewals and new leases concluded during the period went up by approximately 35% compared with expired leases; and average occupancy stayed at about 90% for Miramar Shopping Centre. Its office tower, similarly, showed a remarkable rental growth of over 80% with an average occupancy rate close to 90%. To gain direct access to MTR station and to draw more pedestrian flow, Miramar, together with the developer of Tung Ying Building site, entered into an agreement with the MTR Corporation to jointly build a pedestrian tunnel connecting the Tsim Sha Tsui MTR station to Miramar Shopping Centre, Hotel Miramar and their adjacent building. Due to a general slowdown in the US property market, the Group's land-sale project at Placer County, California, U.S. recorded no transaction during the period. The overall food and beverage operation, including the premier restaurant duo of Cuisine Cuisine and Lumiere, registered steady profit growth. Travel business, with more customers attracted by its new package tours and itineraries and growing business for its commercial travel department, also made significant progress. It was also appointed as the Hong Kong General Agent for OCEANIA, a leading cruise company in Europe.

Sunlight Real Estate Investment Trust

In December 2006, the Group disposed of its interests in eleven office and retail (including car parking) properties to Sunlight Real Estate Investment Trust ("Sunlight REIT") at a total consideration of approximately HK$1,099.3 million. Units of Sunlight REIT were then listed on the Main Board of The Stock Exchange of Hong Kong Limited on 21 December 2006 with approximately 4.5% of Sunlight REIT being held by the Group as a result. Sunlight REIT currently owns a portfolio of 20 office and retail properties in Hong Kong with an aggregate gross rentable area of approximately 1.29 million square feet. The transaction proceeds would be used for the operations and new investment opportunities of the Group. Further, the Group's business would be diversified with an additional source of stable income as its wholly-owned subsidiary, namely, Henderson Sunlight Asset Management Limited has been appointed as the manager of Sunlight REIT.

PROSPECTS

China continues its rapid pace of economic growth, fuelling further advances for various business sectors in Hong Kong. In particular, with the increasing number of Mainland enterprises listed in Hong Kong, financial institutions from both Mainland China and overseas countries are keen to expand their businesses in Hong Kong so as to seize the investment opportunities for their investors. It will underpin growth in the Hong Kong economy and also lend support to Hong Kong's property market.

The recent strong auction results reflect the great demand for luxury residential accommodations in Hong Kong. The Group has responded to such demand by vigorously marketing luxury residential properties such as The Beverly Hills at Tai Po. In addition, rising wages, favourable mortgage terms offered by banks, and reduced stamp duty are all conducive to encouraging home buying by the general public. Thus, both volume and price for residential property sales as a whole are expected to pick up steadily. The Group plans to launch the sale of a number of development projects, including 500-502 Tung Chau Street, 33 Lai Chi Kok Road, Tong Yan San Tsuen project and The Verdancy at Yuen Long. Together with the re-launch of the popular projects including Grand Waterfront, The Sherwood and Grand Promenade, they are expected to bring significant revenue to the Group.

Driven by robust domestic economic activities, office demand will remain strong. To meet rising demand for quality office space, the Group will complete the development of a number of new office buildings over the next few years, which will give an added boost to rental income. The development of Kwun Tong 223 on Wai Yip Street will provide over 1.0 million square feet of grade-A office space equipped with hi-tech intelligent facilities when it is completed by this year-end. Pre-leasing of this landmark project is being launched and good response has been received from both local companies and multinational corporations. The Group currently has approximately 8.8 million square feet of completed investment properties in Hong Kong. With the gradual completion of those projects under construction, it will increase to 10.0 million square feet in the coming year. Rental income from the quality office buildings is expected to rise further, whereas on the back of an improved consumption sentiment, rental growth for shopping centres will also be remarkable. Rental revenue, which rises continuously, is one of the key drivers for the Group's profit growth. It also drives up the Group's asset values over the long term.

Office Tower II of The Grand Gateway in Shanghai was almost fully let soon after its completion in the fourth quarter of 2005, making significant contribution to the Group's rental revenue in the period under review. This reflects the strong appetite for quality office space in Mainland China and bodes well for the leasing prospect of the World Financial Centre in Beijing and the other office and commercial properties in Shanghai, which are now under construction.

Despite a new series of macroeconomic control measures in Mainland China, continuous economic growth and robust end-user demand continue to lend support to quality property development projects such as Hengli Wanpan Huayuan in Guangzhou. The Group believes that the measures are aimed at curbing speculation, stabilising property price and rationalizing the property market, which are all favourable for the Group's long-term investment and development in Mainland China. The Group will continue to bring a combination of world vision, local experience and professional expertise to bear on its developments. This will ensure that the Group will prevail on the strength of quality, irrespective of market conditions.

The Group has taken active steps to expand its landbank in Mainland China. With the addition of several pieces of prime sites in various cities for the past eight months, the Group's land bank has increased to a total attributable gross floor area of 73.2 million square feet. In addition, the Group is entering into the final phase for the acquisition of several land sites, for which agreements have been reached. With the probable completion of the formalities for the land acquisition before the end of June 2007, the Group's landbank will amount to a total attributable gross floor area of about 150 million square feet, paving a solid way for its future development. Design and planning, or preliminary works, have been embarked upon for some of the acquired land lots with good progress being made. These projects will become an important driver for the Group's profit growth in the years to come.

The Group, with equal emphasis on both markets of Hong Kong and the Mainland, strives to enhance shareholder value with a wider market coverage. Rental income from both Hong Kong and Mainland China, as well as contributions from the Group's listed associates, will provide stable recurrent income to the Group. The sale of various property development projects will also result in a significant profit. In the absence of unforeseen circumstances, it is anticipated that the Group will show satisfactory performance in the current financial year.

TRIBUTE

The Hon. Lo Tak Shing *GBM, JP*, vice chairman and non-executive director of the Company, passed away during the period.

Mr. Lo was appointed to the Board in 1981 and had given invaluable contributions to the Company. The Board deeply regrets his departure.

Accordingly, Mr. Vincent Liang ceased to be the alternate director to Mr. Lo. The Board would like to express its gratitude to Mr. Liang for his contributions to the Company.

Condensed Interim Financial Statements

Consolidated Profit and Loss Account – unaudited

	Note	For the six months ended 31 December 2006 HK$ million	2005 HK$ million
Turnover	3	**4,524.6**	2,732.7
Direct costs		**(1,847.0)**	(1,545.8)
		2,677.6	1,186.9
Other revenue	4	**158.3**	91.5
Other net loss	4	**(11.4)**	(9.2)
Other operating (expenses)/income, net	5	**(222.6)**	634.7
Selling and marketing expenses		**(357.1)**	(146.6)
Administrative expenses		**(470.3)**	(357.8)
Profit from operations before changes in fair value of investment properties		**1,774.5**	1,399.5
Increase in fair value of investment properties		**751.9**	5,018.5
Profit from operations after changes in fair value of investment properties		**2,526.4**	6,418.0
Finance costs	6(a)	**(294.6)**	(220.0)
		2,231.8	6,198.0
Share of profits less losses of associates		**1,619.8**	1,101.3
Share of profits less losses of jointly controlled entities		**1,332.8**	2,216.8
Profit before taxation	6	**5,184.4**	9,516.1
Income tax	7	**(381.3)**	(881.1)
Profit for the period		**4,803.1**	8,635.0
Attributable to:			
Equity shareholders of the Company		**3,793.6**	7,649.5
Minority interests		**1,009.5**	985.5
Profit for the period		**4,803.1**	8,635.0
Interim dividend declared after the interim period end	8(a)	**777.0**	725.8
Earnings per share	9(a)	**HK$2.06**	HK$4.22
Adjusted earnings per share	9(b)	***HK$1.32***	*HK$1.29*

The notes on pages 20 to 36 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Balance Sheet

	Note	At 31 December 2006 unaudited HK$ million	At 30 June 2006 audited HK$ million
Non-current assets			
Fixed assets	10	**51,612.4**	56,868.0
Toll highway operation rights		**177.8**	171.1
Interests in leasehold land held for own use under operating leases		**221.4**	223.3
Interest in associates		**18,281.6**	16,962.6
Interest in jointly controlled entities		**19,943.0**	16,026.1
Other financial assets		**1,600.2**	1,456.1
Deferred tax assets		**107.1**	163.2
		91,943.5	91,870.4
Current assets			
Deposits for acquisition of properties		**1,376.2**	1,245.4
Inventories		**27,532.5**	21,036.0
Trade and other receivables	11	**4,132.4**	3,386.2
Cash held by stakeholders		**31.6**	23.4
Pledged bank deposits		**20.2**	20.2
Cash and cash equivalents	12	**9,318.3**	7,638.9
		42,411.2	33,350.1
Assets classified as held for sale		**736.9**	702.8
		43,148.1	34,052.9
Current liabilities			
Trade and other payables	13	**3,178.6**	2,730.1
Bank loans and overdrafts		**4,213.7**	7,029.2
Current taxation		**537.2**	635.0
		7,929.5	10,394.3
Liabilities classified as held for sale		**3.5**	171.5
		7,933.0	10,565.8
Net current assets		**35,215.1**	23,487.1
Total assets less current liabilities		**127,158.6**	115,357.5

Condensed Interim Financial Statements

Consolidated Balance Sheet (cont'd)

	Note	At 31 December 2006 unaudited HK$ million	At 30 June 2006 audited HK$ million
Non-current liabilities			
Bank loans		**16,425.7**	13,665.3
Amount due to a fellow subsidiary		**673.0**	1,858.9
Deferred tax liabilities		**6,122.8**	6,050.4
		23,221.5	21,574.6
NET ASSETS		**103,937.1**	93,782.9
CAPITAL AND RESERVES			
Share capital	14	**3,885.2**	3,629.2
Reserves		**82,474.1**	74,334.9
Total equity attributable to equity shareholders of the Company		**86,359.3**	77,964.1
Minority interests		**17,577.8**	15,818.8
TOTAL EQUITY		**103,937.1**	93,782.9

The notes on pages 20 to 36 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Statement of Changes in Equity – unaudited

	Note	For the six months ended 31 December 2006 HK$ million	2005 HK$ million
Total equity at 1 July		**93,782.9**	79,821.3
Net income for the period recognised directly in equity:			
Exchange difference on translation of accounts of foreign entities		**322.3**	–
Surplus on revaluation of other property, net of deferred tax		–	56.0
Changes in fair value of available-for-sale securities		**99.1**	48.4
Net income for the period recognised directly in equity		**421.4**	104.4
Net profit for the period		**4,803.1**	8,635.0
Total recognised income and expenses for the period		**5,224.5**	8,739.4
Attributable to:			
Equity shareholders of the Company		**4,149.9**	7,751.3
Minority interests		**1,074.6**	988.1
		5,224.5	8,739.4
Dividends paid	8(b)	**(1,262.7)**	(1,088.8)
Dividends paid to minority interests		**(171.7)**	(132.0)
Increase in shareholdings in subsidiaries		**(41.1)**	–
Privatisation of listed subsidiaries		–	(2,382.7)
Advances from minority shareholders		**897.2**	297.2
Movements in equity arising from capital transactions:			
Issue of shares	14	**256.0**	–
Net share premium received	14	**5,252.0**	–
		5,508.0	–
Total equity at 31 December		**103,937.1**	85,254.4

The notes on pages 20 to 36 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Cash Flow Statement – unaudited

	Note	For the six months ended 31 December 2006 HK$ million	2005 HK$ million
Net cash from operating activities		**459.3**	757.2
Net cash used in investing activities		**(1,788.0)**	(2,811.5)
Net cash from financing activities		**2,954.8**	3,147.0
Net increase in cash and cash equivalents		**1,626.1**	1,092.7
Cash and cash equivalents at 1 July		**7,458.0**	4,231.2
Effect of foreign exchange rate changes		**43.4**	–
Cash and cash equivalents at 31 December	12	**9,127.5**	5,323.9

The notes on pages 20 to 36 form part of these condensed interim financial statements.

Notes on the Condensed Interim Financial Statements (unaudited)

1. Basis of preparation

These condensed interim financial statements have been prepared in accordance with (a) the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and (b) the same accounting policies as those adopted in the 2006 annual accounts, and comply with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They were authorised for issuance on 21 March 2007.

The preparation of the condensed interim financial statements in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These condensed interim financial statements contain condensed consolidated accounts and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2006 annual accounts.

These condensed interim financial statements are unaudited, but have been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the HKICPA. KPMG's independent review report to the Board of Directors is included on page 52.

The financial information relating to the financial year ended 30 June 2006 that is included in the condensed interim financial statements as being previously reported information does not constitute the Company's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 30 June 2006 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 21 September 2006.

2. Significant accounting policies

The HKICPA has issued certain new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), which term collectively included HKASs and Interpretations, that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2006. The Group has determined the accounting policies expected to be adopted in the preparation of the Group's annual accounts for the year ending 30 June 2007 on the basis of HKFRSs currently in issue which, the Group believes, do not have a significant impact on the Group's prior year financial position and results of operations.

The new and revised HKFRSs that will be first effective or are available for voluntary early adoption in the annual accounts for the year ending 30 June 2007 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of these condensed interim financial statements. Therefore the policies that will be applied in the Group's accounts for that period cannot be determined with certainty at the date of issuance of these condensed interim financial statements.

Notes on the Condensed Interim Financial Statements (unaudited)

3. Segmental information

An analysis of the Group's revenue and results by business segment during the period is as follows:

Business segments:

The Group comprises the following main business segments:

Property development	:	development and sale of properties
Property leasing	:	leasing of properties
Finance	:	provision of financing
Building construction	:	construction of building works
Infrastructure	:	investment in infrastructure projects
Hotel operation	:	hotel operations and management
Others	:	department store operations and management, investment holding, project management, property management, agency services, and provision of cleaning and security guard services

Notes on the Condensed Interim Financial Statements (unaudited)

3. Segmental information (cont'd)

Business segments: (cont'd)

For the six months ended 31 December 2006

	Property development (note) HK$ million	Property leasing HK$ million	Finance HK$ million	Building construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Turnover	2,714.9	1,220.2	35.7	77.8	72.9	73.5	329.6	–	4,524.6
Other revenue (excluding bank interest income)	–	3.4	0.4	1.4	0.4	0.1	21.2	–	26.9
External revenue	2,714.9	1,223.6	36.1	79.2	73.3	73.6	350.8	–	4,551.5
Inter-segment revenue	–	53.3	0.7	179.0	–	0.7	11.5	(245.2)	–
Total revenue	2,714.9	1,276.9	36.8	258.2	73.3	74.3	362.3	(245.2)	4,551.5
Segment results	1,125.5	785.4	40.1	63.9	43.2	29.4	38.3		2,125.8
Inter-segment transactions	25.4	(12.6)	(0.7)	(31.2)	–	(0.7)	–		(19.8)
Contribution from operations	1,150.9	772.8	39.4	32.7	43.2	28.7	38.3		2,106.0
Bank interest income									131.4
Unallocated operating expenses net of income									(462.9)
Profit from operations									1,774.5
Increase in fair value of investment properties	82.1	669.8	–	–	–	–	–		751.9
Finance costs									(294.6)
									2,231.8
Share of profits less losses of associates									1,619.8
Share of profits less losses of jointly controlled entities	139.2	1,119.0	3.9	0.6	–	47.1	23.0		1,332.8
Profit before taxation									5,184.4
Income tax									(381.3)
Profit for the period									4,803.1

Note: Included in the turnover of property development segment is an amount of HK$908.9 million relating to the Group's share of sales proceeds from its interest in a property project jointly developed by the Group and an associate.

3. Segmental information (cont'd)

Business segments: (cont'd)

For the six months ended 31 December 2005

	Property development HK$ million	Property leasing HK$ million	Finance HK$ million	Building construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Turnover	403.1	1,080.6	67.7	740.7	92.4	67.0	281.2	-	2,732.7
Other revenue (excluding bank interest income)	-	2.1	1.4	0.9	0.6	0.1	22.8	-	27.9
External revenue	403.1	1,082.7	69.1	741.6	93.0	67.1	304.0	-	2,760.6
Inter-segment revenue	-	42.1	0.5	262.9	-	-	15.0	(320.5)	-
Total revenue	403.1	1,124.8	69.6	1,004.5	93.0	67.1	319.0	(320.5)	2,760.6
Segment results	111.8	656.9	70.9	32.0	51.7	24.3	15.3		962.9
Inter-segment transactions	4.9	(10.3)	(0.6)	(16.5)	-	-	1.4		(21.1)
Contribution from operations	116.7	646.6	70.3	15.5	51.7	24.3	16.7		941.8
Bank interest income									63.6
Unallocated operating income net of expenses									394.1
Profit from operations									1,399.5
(Decrease)/increase in fair value of investment properties	(5.8)	5,024.3	-	-	-	-	-		5,018.5
Finance costs									(220.0)
									6,198.0
Share of profits less losses of associates									1,101.3
Share of profits less losses of jointly controlled entities	658.6	1,576.4	3.6	4.1	-	(25.9)	-		2,216.8
Profit before taxation									9,516.1
Income tax									(881.1)
Profit for the period									8,635.0

Notes on the Condensed Interim Financial Statements (unaudited)

3. Segmental information (cont'd)

Geographical segments:

	Hong Kong HK$ million	The People's Republic of China ("PRC") HK$ million	Consolidated HK$ million
For the six months ended 31 December 2006			
Turnover	**4,358.1**	**166.5**	**4,524.6**
Other revenue (excluding bank interest income)	**21.7**	**5.2**	**26.9**
External revenue	**4,379.8**	**171.7**	**4,551.5**
For the six months ended 31 December 2005			
Turnover	2,607.4	125.3	2,732.7
Other revenue (excluding bank interest income)	24.7	3.2	27.9
External revenue	2,632.1	128.5	2,760.6

4. Other revenue and other net loss

	For the six months ended 31 December	
	2006 HK$ million	2005 HK$ million
Other revenue		
Bank interest income	**131.4**	63.6
Other interest income	**11.8**	12.0
Others	**15.1**	15.9
	158.3	91.5
Other net loss		
Fixed assets written off	**(17.4)**	–
Loss on sale of listed investments	**(2.0)**	–
(Loss)/profit on disposal of fixed assets	**(0.2)**	0.3
Net foreign exchange gain/(loss)	**8.1**	(11.1)
Others	**0.1**	1.6
	(11.4)	(9.2)

Notes on the Condensed Interim Financial Statements (unaudited)

5. Other operating (expenses)/income, net

	For the six months ended 31 December 2006 HK$ million	2005 HK$ million
Excess of interest in fair values of the acquirees' identifiable assets over cost of business combination (note (i))	–	812.5
Reversal of impairment loss on properties under development for own use	–	22.3
Net loss on disposal of interests in subsidiaries (note (ii))	**(103.8)**	–
Government rent (note (iii))	**(78.3)**	–
(Provision)/write-back of provision on inventories	**(4.4)**	9.1
Reversal of impairment loss for bad and doubtful debts	**1.5**	–
Impairment loss on goodwill (note (iv))	–	(161.8)
Others	**(37.6)**	(47.4)
	(222.6)	634.7

Notes:

(i) The amount arose from the privatisation of Henderson China Holdings Limited, a subsidiary of the Group, on 15 August 2005.

(ii) In December 2006, the Group entered into sale and purchase agreements with Sunlight Real Estate Investment Trust ("Sunlight REIT") for the sale of the shares in its property companies and the shareholders' loans owing by such companies. The aggregate consideration of the disposal is approximately HK$1,099.3 million and this has given rise to a net loss on disposal of approximately HK$103.8 million.

(iii) Since 1997, the Group received rent demand notes from the Government of Hong Kong Special Administrative Region ("HKSAR") in respect of the Group's various sites under development in prior years. The Group objected the demand for government rent payment and obtained a hold-over order on the government rent payment issued by Rating and Valuation Department. In October 2006, the Government of HKSAR withdrew the hold-over order and the Group paid government rent in a total amount of HK$78.3 million in this regard.

(iv) The amount represented impairment loss on goodwill arising from the privatisation of Henderson Cyber Limited, a subsidiary of the Group, on 8 December 2005.

6. Profit before taxation

The consolidated profit before taxation for the period is arrived at after charging / (crediting):

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
(a) Finance costs:		
Bank interest	**474.0**	350.4
Interest on loans wholly repayable within five years	**59.6**	28.4
Other borrowing costs	**16.6**	18.3
	550.2	397.1
Less: Amount capitalised *	**(255.6)**	(177.1)
	294.6	220.0

* The borrowing costs have been capitalised at rates ranging from 4.33% to 4.57% (2005: from 4.16% to 4.40%) per annum.

(b) Staff costs:		
Contributions to defined contribution retirement plans	**19.6**	16.8
Salaries, wages and other benefits	**511.1**	422.2
	530.7	439.0

Notes on the Condensed Interim Financial Statements (unaudited)

6. Profit before taxation (cont'd)

The consolidated profit before taxation for the period is arrived at after charging / (crediting): (cont'd)

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
(c) Other items:		
Depreciation	**47.1**	48.9
Less: Amount capitalised	**(0.4)**	(0.1)
	46.7	48.8
Amortisation of land lease premium	**1.9**	2.0
Amortisation of toll highway operation rights	**5.1**	17.3
Cost of sales		
– completed properties for sale (note)	**1,169.6**	250.4
– trading stocks	**83.5**	79.5
Dividend income from investments		
– listed	**(3.2)**	(1.0)
– unlisted	**(1.8)**	(2.1)

Note: The amount in 2006 includes the cost of properties sold in connection with the property project jointly developed by the Group and the associate as disclosed in note 3.

7. Income tax

Income tax in the consolidated profit and loss account represents:

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Current tax		
— Provision for Hong Kong Profits tax	**120.5**	55.9
— Provision for taxation outside Hong Kong	**13.2**	9.5
Deferred tax		
— Origination and reversal of temporary differences	**247.6**	815.7
	381.3	881.1

Provision for Hong Kong Profits Tax has been made at 17.5% (2005: 17.5%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the period.

8. Dividends

(a) Dividend attributable to the interim period :

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Interim dividend declared after the interim period end of HK$0.4 per share (2005: HK$0.4 per share)	**777.0**	725.8

(b) Dividends attributable to the previous financial year, approved and paid during the interim period:

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Final dividend in respect of the financial year ended 30 June 2006, approved and paid during the following interim period, of HK$0.65 per share (2005: HK$0.6 per share)	**1,262.7**	1,088.8

9. Earnings per share

(a) The calculation of earnings per share is based on the profit attributable to equity shareholders of the Company of HK$3,793.6 million (2005: HK$7,649.5 million) and on the weighted average number of 1,842.4 million ordinary shares (2005: 1,814.6 million ordinary shares) in issue during the period. Diluted earnings per share for the six months ended 31 December 2006 is not presented as there was no potential dilution of earnings per share. Diluted earnings per share for the six months ended 31 December 2005 was not presented because the existence of outstanding guaranteed convertible notes during that period had an anti-dilutive effect on the calculation of diluted earnings per share.

9. Earnings per share (cont'd)

(b) The calculation of adjusted earnings per share is based on the profit attributable to equity shareholders of the Company and adjusted as follows:

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Profit attributable to equity shareholders of the Company	**3,793.6**	7,649.5
Effect of increase in fair value of investment properties	**(751.9)**	(5,018.5)
Effect of deferred tax on increase in fair value of investment properties	**123.1**	752.6
Effect of share of increase in fair value of investment properties net of deferred tax of associates and jointly controlled entities	**(1,146.2)**	(1,750.0)
Effect of share of minority interests	**409.3**	723.9
Adjusted earnings for calculation of earnings per share	**2,427.9**	2,357.5
Adjusted earnings per share	**HK$1.32**	HK$1.29

10. Fixed assets

(a) Disposals

During the six months ended 31 December 2006, the Group has disposed of certain subsidiaries holding investment properties to Sunlight REIT with carrying value amounting to HK$1,252.0 million. The loss on such disposal has been included in "Net loss on disposal of interests in subsidiaries" under "Other operating (expenses)/income, net" as disclosed in note 5.

(b) Transfers

In prior years, certain portions of a property development site were held for/under development for investment purpose and classified as investment properties. During the six months ended 31 December 2006, the directors changed the intended use of these properties from "held for investment" to "held for sale" purposes. Accordingly, these properties with carrying value of HK$5,137.9 million have been transferred to "Inventories".

(c) Valuation

The Group's investment properties were revalued as at 31 December 2006 by DTZ Debenham Tie Leung Limited who have among their staff Fellows of The Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued, on a market value basis in their existing states by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

10. Fixed assets (cont'd)

(d) Assets pledged for security

The Group's toll highway operation rights are pledged as securities for certain bank loans.

11. Trade and other receivables

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Loans receivable	**–**	31.6
Instalments receivable	**1,758.9**	1,810.5
Debtors, prepayments and deposits	**1,960.0**	1,169.5
Gross amount due from customers for contract work	**26.1**	31.4
Amounts due from associates	**201.6**	130.8
Amounts due from jointly controlled entities	**185.8**	212.4
	4,132.4	3,386.2

(i) Included in trade and other receivables are trade debtors (net of impairment loss for bad and doubtful debts) with the following ageing analysis as of the balance sheet date:

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Under 1 month overdue	**2,487.9**	1,904.9
More than 1 month overdue and up to 3 months overdue	**70.0**	55.8
More than 3 months overdue and up to 6 months overdue	**30.6**	32.2
More than 6 months overdue	**208.2**	167.0
	2,796.7	2,159.9

(ii) For instalments receivable from sale of properties, collateral is usually obtained. Regular review and follow-up actions are carried out on overdue amounts to minimise exposure to credit risk. In respect of rental income from leasing properties, monthly rents are received in advance and sufficient rental deposits are held to cover potential exposure to credit risk. As such, the Group does not obtain collateral from its customers. An ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise any credit risk associated with these receivables. Adequate impairment losses have been made for estimated irrecoverable amounts.

Notes on the Condensed Interim Financial Statements (unaudited)

12. Cash and cash equivalents

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Deposits with banks and other financial institutions	**7,922.4**	6,215.6
Cash at bank and in hand	**1,395.9**	1,423.3
Cash and cash equivalents in the consolidated balance sheet	**9,318.3**	7,638.9
Cash and cash equivalents classified as held for sale	**1.3**	0.5
Bank overdrafts	**(192.1)**	(181.4)
Cash and cash equivalents in the consolidated cash flow statement	**9,127.5**	7,458.0

13. Trade and other payables

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Creditors and accrued expenses	**2,159.0**	2,210.6
Gross amount due to customers for contract work	**1.9**	–
Rental and other deposits	**497.2**	460.3
Forward sales deposits received	**463.4**	0.4
Amounts due to associates	**37.3**	39.2
Amounts due to jointly controlled entities	**19.8**	19.6
	3,178.6	2,730.1

Included in trade and other payables are trade creditors with the following ageing analysis as of the balance sheet date:

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Due within 1 month and on demand	**401.7**	334.6
Due after 1 month but within 3 months	**305.5**	221.0
Due after 3 months but within 6 months	**208.2**	106.0
Due after 6 months	**387.7**	775.0
	1,303.1	1,436.6

14. Share capital

	Number of shares		Nominal value	
	At 31 December 2006 Million	At 30 June 2006 Million	**At 31 December 2006 HK$ million**	At 30 June 2006 HK$ million
Authorised:				
Ordinary shares of HK$2.00 each	**2,600.0**	2,600.0	**5,200.0**	**5,200.0**
Issued and fully paid:				
Ordinary shares of HK$2.00 each				
At the beginning of the period/year	**1,814.6**	1,814.6	**3,629.2**	**3,629.2**
Issue of shares	**128.0**	–	**256.0**	**–**
At the end of the period/year	**1,942.6**	1,814.6	**3,885.2**	**3,629.2**

During the period, 128.0 million ordinary shares in the Company were placed at a price of HK$43.05 per share (the "Placing Price") through a share placement arrangement. Subsequently, the Company issued 128.0 million new ordinary shares for cash at a subscription price of HK$43.031 per share to increase the capital base of the Company. The subscription price is equivalent to the Placing Price less expenses borne by the Company of approximately HK$2.4 million which included commissions, professional fees and other ancillary expenses in relation to the placement arrangement. Accordingly, the Company's share capital and share premium account were increased by HK$256.0 million and HK$5,252.0 million respectively.

Notes on the Condensed Interim Financial Statements (unaudited)

15. Commitments

Capital commitments outstanding at 31 December 2006 not provided for in these condensed interim financial statements were as follow:

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
(i) Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	**2,622.3**	1,085.9
(ii) Contracted obligations to fund the subsidiaries and associates established outside Hong Kong	**1,748.5**	1,655.4
(iii) Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	**4,761.2**	4,523.4
	9,132.0	7,264.7

16. Contingent liabilities

As at 31 December 2006, contingent liabilities of the Group were as follows:

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
(a) Guarantees given by the Company and its subsidiaries to financial institutions on behalf of purchasers of flats	**9.4**	119.3
(b) Guarantees given by the Company to banks to secure banking facilities of a jointly controlled entity	**–**	1,915.7
	9.4	2,035.0

(c) At 31 December 2006, the Group had contingent liabilities in respect of performance bonds to guarantee the due and proper performance of the subsidiaries' obligations amounting to HK$19.7 million (30 June 2006: HK$53.3 million).

16. Contingent liabilities (cont'd)

(d) In connection with the sale of property subsidiaries to Sunlight REIT (the "Sale"), the Group entered into Deeds of Tax Covenants with Sunlight REIT. Under the Deeds of Tax Covenants, the Group has undertaken to indemnify Sunlight REIT for any tax liabilities relating to events occurring on or before the Sale, clawback of commercial building allowances and capital allowances granted up to the Sale and re-classification upon the Sale of the properties from "Completed properties for sale" to "Investment properties".

17. Material related party transactions

In addition to the transactions disclosed elsewhere in these condensed interim financial statements, the Group entered into the following material related party transactions:

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the Group and its fellow subsidiaries are as follows:

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Other interest expense (note i)	**29.8**	21.6

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the Group and its associates and jointly controlled entities are as follows:

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Other interest income (note i)	**6.6**	31.9
Building construction income (note ii)	**74.5**	739.4
Professional fee income (note iii)	**12.0**	8.8
Sales commission income (note iii)	**12.3**	16.8
Rental expenses (note iii)	**23.7**	16.5

Notes on the Condensed Interim Financial Statements (unaudited)

17. Material related party transactions (cont'd)

(c) Transactions with related companies

Details of material related party transactions between the Group and its related companies which represented trust funds managed by the directors of the Group are as follows:

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Building management service income (note iii)	**13.2**	12.5
Rental commission income (note iii)	**6.1**	6.1

In addition, the Group and one of its related companies entered into a rental agreement dated 30 March 2004 for leasing certain units of the Group's investment properties with a monthly rental charged at 8% of the tenant's monthly turnover. According to the rental agreement, the related company was entitled to a rent-free period from 1 April 2004 to 30 September 2004. The total rental income earned from the related company during the six months ended 31 December 2006 was HK$2.3 million (2005: HK$0.5 million) and the outstanding balance as at 31 December 2006 was HK$4.5 million (30 June 2006: HK$2.2 million).

Notes:

(i) Interest income and expenses are calculated on the balance of loans outstanding from time to time by reference to Hong Kong Inter-bank Offered Rate or prime rate.

(ii) These transactions represent cost reimbursements plus certain percentage thereon as service fees.

(iii) These transactions were carried out on normal commercial terms and in the ordinary course of business.

(d) Transactions with companies controlled by a director of the Company

Mr. Lee Ka Kit, a director of the Company, through companies controlled or owned by him has separate interests in certain subsidiaries and associates of the Company or the Group and through which the Group holds its interest in certain development projects in the PRC. Mr. Lee through companies controlled or owned by him had provided finance in the form of advances to these subsidiaries and associates in accordance with the percentage of his equity interest in these companies. At 31 December 2006, the advances made to these subsidiaries and associates through companies controlled or owned by Mr. Lee amounting to HK$587.6 million (30 June 2006: HK$612.6 million) and HK$537.4 million (30 June 2006: HK$537.4 million) respectively were unsecured. No interest was charged to these subsidiaries and associates by the companies controlled or owned by Mr. Lee under such arrangements during six months ended 31 December 2005 and 2006.

18. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

19. Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ending 30 June 2007

Up to the date of issue of these condensed interim financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ending 30 June 2007.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the accounts:

		Effective for accounting periods beginning on or after
HKFRS 7	Financial instruments: disclosures	1 January 2007
Amendments to HKAS 1	Presentation of financial statements: capital disclosures	1 January 2007

Financial Review

REVIEW OF RESULTS

For the six months ended 31 December 2006, the Group's turnover amounted to HK$4,524.6 million, an increase of HK$1,791.9 million or 65.6% over the same period of the previous year. The profit attributable to equity shareholders of the Company amounted to HK$3,793.6 million for the period under review, a decrease of HK$3,855.9 million or 50.4% from the same period of the previous year. The underlying profit, excluding the revaluation surplus of investment properties (net of deferred tax), was HK$2,427.9 million for the six months ended 31 December 2006, an increase of HK$70.4 million or 3.0%.

Property development revenue amounted to HK$2,714.9 million for the period under review, an increase of HK$2,311.8 million over the same period of the previous year. The increased revenue was mainly attributable to the satisfactory sales of various property development projects including Grand Waterfront, The Sherwood and CentrePlace. As a result, this business segment recorded a profit contribution of HK$1,150.9 million for the period under review, compared with HK$116.7 million for the corresponding period of the previous year.

Property leasing revenue including attributable contributions from rental properties owned by jointly controlled entities amounted to HK$1,522.7 million. This represented an increase of HK$298.9 million or 24.4% over the amount of HK$1,223.8 million for the previous interim period. Net rental income for the period was HK$1,003.3 million, up by 31.0% from HK$765.7 million for the same period of the previous year.

Excluding attributable contributions from jointly controlled entities, the Group's gross rental income grew by 12.9% to HK$1,220.2 million and accounted for 27.0% of the Group's total turnover. The increase reflected the higher rental rates in Hong Kong during the period under review as a result of the robust domestic economic activities. For the six months ended 31 December 2006, profit contribution of this business segment amounted to HK$772.8 million, an increase of HK$126.2 million or 19.5% over the amount of HK$646.6 million for the same period of the previous year.

Excluding those of jointly controlled entities, the revaluation surplus of the Group's investment properties (before deferred tax and minority interests) amounted to HK$751.9 million for the period under review, as compared with HK$5,018.5 million for the same period of the previous year.

Profit contribution from financial services, representing interest received on property mortgage loans provided to the purchasers of the Group's developments and on the shareholder loans provided to the joint venture developments in which the Group participated, amounted to HK$39.4 million for the period under review, a decrease of HK$30.9 million as compared with that for the same period of the previous year.

Building construction activities which are mainly catered to the developments in which the Group participated recorded a profit contribution of HK$32.7 million for the period under review, as against HK$15.5 million for the corresponding period of the previous year.

Revenue from the investment in infrastructure projects in Mainland China that is mainly operated through the Group's subsidiary, China Investment Group Limited, amounted to HK$72.9 million, representing a decrease of HK$19.5 million or 21.1%. The decrease was mainly due to the fact that the repair work on a toll bridge in Hangzhou which had commenced since October 2005 was still ongoing by the period end. Accordingly, the profit contribution from this segment decreased by HK$8.5 million or 16.4% to HK$43.2 million.

Hotel operations recorded a sales growth of 9.7% to HK$73.5 million for the period under review, on the back of higher average occupancy and average room rates which benefited from an increase in inbound tourists. The profit contribution from this segment amounted to HK$28.7 million, an increase of HK$4.4 million or 18.1%.

The segment revenue of other business activities of the Group including department stores operations, property management and security guard services grew by HK$48.4 million or 17.2% to HK$329.6 million for the period under review. This segment recorded a profit of HK$38.3 million for the period, compared with HK$16.7 million for the same period of the previous year.

The Group's share of profits less losses of associates net of taxation amounted to approximately HK$1,619.8 million, as compared with HK$1,101.3 million for the same period of the previous year. Excluding the revaluation surplus of investment properties, the Group's share of the underlying profits less losses of associates amounted to some HK$1,352.9 million, an increase of 60.6% as compared with HK$842.5 million for the previous interim period.

In particular, the Group's share of after tax profits from the three listed associates totalled approximately HK$1,462.1 million for the period under review as against HK$1,010.2 million for the corresponding period of the previous year. Excluding the revaluation surplus of investment properties (net of deferred tax), the Group's share of the underlying profits of the three listed associates increased from HK$825.1 million to HK$1,242.2 million as a substantial share of profits arising from the sale of Grand Waterfront, a large-scale waterfront development project completed by the end of 2006, was accounted for in the period under review by The Hong Kong and China Gas Company Limited.

The Group's share of profits less losses net of taxation of jointly controlled entities which are mainly engaged in property development and property investment activities amounted to HK$1,332.8 million, as against HK$2,216.8 million for the same period of the previous year. Excluding revaluation surplus of investment properties (net of deferred tax), the Group's share of the underlying profits less losses of jointly controlled entities (but before minority interest) was HK$453.4 million, as compared with HK$725.8 million for the same period of the previous year. The decrease was mainly due to a smaller number of residential units in Grand Promenade having been sold during the period under review.

Finance costs charged to the profit and loss account amounted to HK$294.6 million as against HK$220.0 million for the same period of the previous year as a result of higher interest rate levels.

As a result of the disposal of its interests in eleven investment properties to Sunlight REIT, an amount of HK$103.8 million by way of other operating loss was recorded during the period under review. In contrast, an amount of HK$650.7 million by way of other operating net income arising from the privatisation of Henderson China and Henderson Cyber was included in the corresponding period of the previous year.

ISSUE OF NEW SHARES

On 10 November 2006, pursuant to a placing agreement, a subsidiary of Henderson Development Limited (the controlling shareholder of the Company) sold 128 million existing shares of the Company at the placing price of HK$43.05 per share. Pursuant to the placing agreement, the Company then issued 128 million new shares to Henderson Development Limited at the placing price adjusted for this purpose by the expenses incurred in relation to the placing and the subscription, raising net proceeds of approximately HK$5,508.0 million. The new shares represented approximately 7.05% of the Company's then existing issued share capital and about 6.59% of its issued share capital as enlarged by the subscription. With an enlarged shareholder base, this put the Group in a better financial position for future expansion, both in Hong Kong and Mainland China.

FINANCIAL RESOURCES AND LIQUIDITY

In July 2006, the Group concluded a HK$13,350 million syndicated credit facility of five years in tenor. This financing transaction took the form of a revolving credit facility and offered optimal flexibility for the general corporate funding purposes of the Group. A syndicate of 24 international banks as well as local banks originating from ten countries in all participated in this credit facility, whilst the interest margin was extremely preferential. These fully demonstrated the support and confidence that the banking community has placed on the Group.

Shortly after the end of the period under review, a financing arm of Group's jointly controlled entity that owns the IFC project has concluded a five-year syndicated term loan facility of HK$17,350 million. It set a new record in the local syndicated loan market as being the largest in transaction size for private sector borrowings ever raised in Hong Kong Dollars. On the strength of quality tenant portfolio and landmark status for the underlying IFC project, this stand-alone project loan was concluded on very favourable terms.

At 31 December 2006, the aggregate amount of the Group's total net bank borrowings amounted to approximately HK$11,300.9 million (30 June 2006: HK$13,035.4 million). The Group's borrowings were mainly unsecured, with the vast majority having been obtained on a committed term basis. With abundant committed banking facilities in place and continuous cash inflow generated from a steady base of recurrent income, the Group has adequate financial resources in meeting the funding requirement for its ongoing operations as well as future expansion.

During the period under review, apart from the disposal of some property interests to Sunlight REIT, the Group did not undertake any significant acquisition or disposal of assets outside its core business.

LOAN MATURITY PROFILE

The maturity profiles of the Group's bank borrowings were as follows:

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Bank borrowings repayable:		
Within 1 year	**4,213.7**	7,029.2
After 1 year but within 2 years	**764.5**	3,848.5
After 2 years but within 5 years	**15,661.2**	6,085.0
After 5 years	**–**	3,731.8
Total bank borrowings	**20,639.4**	20,694.5
Deduct: Cash at bank and in hand	**9,338.5**	7,659.1
Total net bank borrowings	**11,300.9**	13,035.4
Total equity attributable to equity shareholders of the Company	**86,359.3**	77,964.1
Gearing ratio (%)	**13.1%**	16.7%

Calculated on the basis of total net bank borrowings as a ratio of total equity attributable to equity shareholders of the Company at 31 December 2006, the Group's gearing ratio stood at 13.1% as compared with 16.7% at 30 June 2006.

	6 months ended 31 December 2006 HK$ million	6 months ended 31 December 2005 HK$ million
Profit from operations before changes in fair value of investment properties plus the Group's share of the underlying profits less losses of associates and jointly controlled entities (after excluding the unrealised surplus on revaluation of investment properties and taxation)	**3,909**	3,203
Interest expense (before capitalization of interest)	**534**	379
Interest cover (number of times)	**7**	8

Interest cover is measured by reference to (a) the Group's profit from operations before changes in fair value of investment properties plus the Group's share of profits less losses of associates and jointly controlled entities (after excluding the unrealised surplus on revaluation of investment properties and related taxation) and (b) the interest expenses before capitalization of interest. On this basis the Group's interest cover for the period under review was 7 times, compared to 8 times for the same period of the previous year.

INTEREST RATE EXPOSURE AND EXCHANGE RATE EXPOSURE

The Group's financing and treasury activities are centrally managed at the corporate level. Bank loans and borrowings of the Group are principally of a floating rate in nature obtained from international banks in Hong Kong. While the Group's borrowings were denominated mainly in Hong Kong Dollars, a portion of such borrowings was in Renminbi to support the Group's business activities in Mainland China. Apart from its investments in China which are denominated in Renminbi and are not hedged, the Group had no other material open foreign exchange positions at the year end. The Group does not make use of any derivative instruments for speculative purposes.

Assets of the Group had not been charged to any third parties in the period under review except that security was provided in respect of a very small portion of project financing facilities that was extended by banks to a subsidiary of the Group engaged in infrastructural projects in Mainland China.

CAPITAL COMMITMENTS

At 31 December 2006, capital commitments of the Group amounted to HK$9,132.0 million (30 June 2006: HK$7,264.7 million).

CONTINGENT LIABILITIES

Contingent liabilities of the Group at 31 December 2006 amounted to HK$29.1 million. As at 30 June 2006, contingent liabilities of the Group amounted to HK$2,088.3 million.

EMPLOYEES

At 31 December 2006, the Group had about 7,100 (31 December 2005: 6,600) full-time employees. The remuneration of employees was in line with the market trend and commensurable with the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Total employee costs for the six months ended 31 December 2006 amounted to HK$530.7 million, representing an increase of HK$91.7 million or 20.9% over the same period of the previous year.

Other Information

REVOLVING CREDIT AGREEMENT WITH COVENANTS OF THE CONTROLLING SHAREHOLDERS

As disclosed in the Company's announcement dated 17 September 2004, a wholly-owned subsidiary of the Company and a wholly-owned subsidiary of Henderson Investment Limited ("HI"), as several borrowers, have obtained a HK$10,000,000,000 revolving credit facility that consists of a 5-year and a 7-year tranche in equal amounts (the "First Facility") from a syndicate of banks under the respective several guarantees given by the Company and HI.

In connection with the First Facility, it will be an event of default if the Company ceases to own and control at least 51 per cent of the issued equity share capital of HI or if either the Company or HI ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the First Facility may become due and payable on demand.

As also disclosed in the Company's announcement dated 26 July 2006, a wholly-owned subsidiary of the Company, as borrower, has obtained a HK$13,350,000,000 5-year revolving credit facility (the "Second Facility") from a syndicate of banks under the guarantee given by the Company.

In connection with the Second Facility, it will be an event of default if the Company ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the Second Facility may become due and payable on demand.

FINANCIAL ASSISTANCE TO AFFILIATED COMPANIES

As at 31 December 2006, the Group had provided financial assistance to, and guarantees for certain affiliated companies amounting to HK$12,715.9 million in aggregate exceeding 8 per cent of the total assets of the Company. In accordance with Rule 13.22 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the combined balance sheet of and the Group's attributable interest in these affiliated companies as at 31 December 2006 are set out as follows:

	Combined HK$ million	The Group's attributable interest HK$ million
Non-current assets	54,370	17,688
Current assets	8,263	3,031
Current liabilities	(4,138)	(1,512)
Net current assets	4,125	1,519
Total assets less current liabilities	58,495	19,207
Non-current liabilities	(38,739)	(12,254)
Net assets	19,756	6,953

REVIEW OF INTERIM RESULTS

The unaudited interim results for the six months ended 31 December 2006 have been reviewed by the auditors of the Company, Messrs. KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants, the report of which is included on page 52.

SHARE PLACEMENT

On 10 November 2006, 128,000,000 existing ordinary shares in the Company were placed at a price of HK$43.05 per share (the "Placing Price") through a share placement arrangement ("Share Placement") and the Company subsequently issued 128,000,000 new ordinary shares ("New Shares"), with a view to strengthening the capital base of the Company. The placees and their beneficial owners are not connected persons of the Company (as defined in the Listing Rules). There were over six placees. The Placing Price represented a discount of approximately 6.5% to the closing price of HK$46.05 per share in the Company as quoted on The Stock Exchange of Hong Kong Limited on 10 November 2006.

The New Shares represented approximately 7.05% of the issued share capital of the Company prior to the Share Placement. The issue price for the New Shares was approximately HK$43.031 per share, which is equivalent to the Placing Price less expenses of the Share Placement. A net amount of approximately HK$5.508 million in aggregate after expenses was received.

The Directors consider that the placing and subscription will strengthen the capital base of the Company. The Directors intend to use the net proceeds of the Share Placement for general corporate purposes and for acquisition of land banks in the People's Republic of China.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Except for the Share Placement in November 2006 by the Company, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the period under review.

AUDIT COMMITTEE

The Audit Committee met in March 2007 and reviewed the systems of internal control and compliance and the interim report for the period ended 31 December 2006.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 31 December 2006, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Listing Rules, except that the roles of the chairman and the chief executive officer of the Company are not separate under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 21 March 2007

As at the date of this report, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Disclosure of Interests

DIRECTORS' INTERESTS IN SHARES

As at 31 December 2006, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Land Development Company Limited	Lee Shau Kee	1			1,122,938,300		1,122,938,300	57.81
	Lee Ka Kit	1				1,122,938,300	1,122,938,300	57.81
	Lee Ka Shing	1				1,122,938,300	1,122,938,300	57.81
	Li Ning	1		1,122,938,300			1,122,938,300	57.81
	Lee Tat Man	2	143,000				143,000	0.01
	Lee Pui Ling, Angelina	3	30,000				30,000	0.00
	Lee King Yue	4	42,900		19,800		62,700	0.00
	Fung Lee Woon King	5	1,000,000				1,000,000	0.05
	Woo Ka Biu, Jackson	6		2,000			2,000	0.00
Henderson Investment Limited	Lee Shau Kee	7	34,779,936		2,076,089,007		2,110,868,943	69.27
	Lee Ka Kit	7				2,076,089,007	2,076,089,007	68.13
	Lee Ka Shing	7				2,076,089,007	2,076,089,007	68.13
	Li Ning	7		2,076,089,007			2,076,089,007	68.13
	Lee Tat Man	8	6,666				6,666	0.00
	Lee King Yue	9	1,001,739				1,001,739	0.03
The Hong Kong and China Gas Company Limited	Lee Shau Kee	10	3,226,174		2,203,861,776		2,207,087,950	40.07
	Lee Ka Kit	10				2,203,861,776	2,203,861,776	40.01
	Lee Ka Shing	10				2,203,861,776	2,203,861,776	40.01
	Li Ning	10		2,203,861,776			2,203,861,776	40.01
	Au Siu Kee, Alexander	11		50,000			50,000	0.00

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	12	7,799,220		111,732,090		119,531,310	33.55
	Lee Ka Kit	12				111,732,090	111,732,090	31.36
	Lee Ka Shing	12				111,732,090	111,732,090	31.36
	Li Ning	12		111,732,090			111,732,090	31.36
	Lam Ko Yin, Colin	13	150,000				150,000	0.04
	Fung Lee Woon King	14	465,100				465,100	0.13
	Leung Hay Man	15	2,250				2,250	0.00
Miramar Hotel and Investment Company, Limited	Lee Shau Kee	16			255,188,250		255,188,250	44.21
	Lee Ka Kit	16				255,188,250	255,188,250	44.21
	Lee Ka Shing	16				255,188,250	255,188,250	44.21
	Li Ning	16		255,188,250			255,188,250	44.21
	Woo Po Shing	17	2,705,000		2,455,000		5,160,000	0.89
Panva Gas Holdings Limited	Lee Shau Kee	18			772,911,729		772,911,729	80.65
	Lee Ka Kit	18				772,911,729	772,911,729	80.65
	Lee Ka Shing	18				772,911,729	772,911,729	80.65
	Li Ning	18		772,911,729			772,911,729	80.65

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	19			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	20			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	21	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	19				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	20				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	21				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	19				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	20				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	21				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	19		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	20		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	21		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Best Homes Limited	Lee Shau Kee	22			26,000		26,000	100.00
	Lee Ka Kit	22				26,000	26,000	100.00
	Lee Ka Shing	22				26,000	26,000	100.00
	Li Ning	22		26,000			26,000	100.00
China Investment Group Limited	Woo Ka Biu, Jackson	23			16,000		16,000	5.33
Drinkwater Investment Limited	Leung Hay Man	24			5,000		5,000	4.49
	Woo Po Shing	25			3,250		3,250	2.92
Feswin Investment Limited	Lee Ka Kit	26			5,000	5,000	10,000	100.00
Fordley Investment Limited	Fung Lee Woon King	27	2,000				2,000	20.00
Gain Base Development Limited	Fung Lee Woon King	28	50				50	5.00
Henfield Properties Limited	Lee Ka Kit	29			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	30			100		100	100.00
	Lee Ka Kit	30				100	100	100.00
	Lee Ka Shing	30				100	100	100.00
	Li Ning	30		100			100	100.00
Maxfine Development Limited	Lee Ka Kit	31			3,050*	3,050*	3,050	33.33

* relate to the same shares

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Perlin Development Limited	Lee Ka Kit	32			5	5	10	100.00
Pettystar Investment Limited	Lee Shau Kee	33			3,240		3,240	80.00
	Lee Ka Kit	33				3,240	3,240	80.00
	Lee Ka Shing	33				3,240	3,240	80.00
	Li Ning	33		3,240			3,240	80.00
Quickcentre Properties Limited	Lee Ka Kit	34			1	1	2	100.00
Shellson International Limited	Lee Ka Kit	35			25	75	100	100.00

Save as disclosed above, none of the Directors or Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the six months ended 31 December 2006 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHERS' INTERESTS

As at 31 December 2006, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	1,122,938,300	57.81
Riddick (Cayman) Limited (Note 1)	1,122,938,300	57.81
Hopkins (Cayman) Limited (Note 1)	1,122,938,300	57.81
Henderson Development Limited (Note 1)	1,122,745,800	57.80
Yamina Investment Limited (Note 1)	538,437,300	27.72
Believegood Limited (Note 1)	222,045,300	11.43
South Base Limited (Note 1)	222,045,300	11.43
Person other than Substantial Shareholders:		
Cameron Enterprise Inc. (Note 1)	145,090,000	7.47
Third Avenue Management LLC on behalf of numerous portfolios	127,321,350	6.55
Third Avenue Management LLC on behalf of the Third Avenue Value Fund (Note 36)	103,328,000	5.32

Notes:

1. Of these shares, (i) 570,743,800 shares were owned by Henderson Development Limited ("HD"); (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 222,045,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 38.47% held by Henderson Investment Limited ("HI"). HI was 67.94% held by Henderson Land Development Company Limited ("HL") which in turn was 57.80% held by HD; and (v) 192,500 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2. Mr. Lee Tat Man was the beneficial owner of these shares.

3. Mrs. Lee Pui Ling, Angelina was the beneficial owner of these shares.

4. Mr. Lee King Yue was the beneficial owner of 42,900 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

5. Madam Fung Lee Woon King was the beneficial owner of these shares.

6. These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

7. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and for the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (ii) 5,615,148 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL and Fu Sang as set out in Note 1 and HI by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

8. Mr. Lee Tat Man was the beneficial owner of these shares.

9. Mr. Lee King Yue was the beneficial owner of these shares.

10. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,226,174 shares, and for the remaining 2,203,861,776 shares, (i) 1,159,024,597 shares and 484,225,002 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 476,165,946 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of HI; (iii) 3,966,472 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iv) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Notes 1 and 7 and China Gas by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

11. These shares were owned by the wife of Mr. Au Siu Kee, Alexander.

12. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,732,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HI; and (ii) 41,532,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 7 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

13. Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

14. Madam Fung Lee Woon King was the beneficial owner of these shares.

15. Mr. Leung Hay Man was the beneficial owner of these shares.

16. Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 7 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee.Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

17. Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

18. Hong Kong & China Gas (China) Limited, a wholly-owned subsidiary of China Gas, was deemed to have acquired 772,911,729 shares in Panva Gas Holdings Limited ("Panva") pursuant to a conditional agreement entered into with Panva on 4 December 2006. Dr. Lee Shau Kee was taken to be interested in China Gas as set out in Note 10 and Panva by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

19. These shares were held by Hopkins as trustee of the Unit Trust.

20. These shares were held by Hopkins as trustee of the Unit Trust.

21. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.

22. Of these shares, (i) 10,400 shares were owned by HL; (ii) 2,600 shares were owned by HD; and (iii) 13,000 shares were owned by Manifest Investments Limited which was 50% held by Wealth Sand Limited which in turn was 70% held by Firban Limited. Firban Limited was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

23. These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.

24. These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

25. These shares were held by Coningham Investment Inc. which was wholly-owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

26. Of these shares, (i) 5,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited ("HC"), an indirect wholly-owned subsidiary of HL.

27. Madam Fung Lee Woon King was the beneficial owner of these shares.

28. Madam Fung Lee Woon King was the beneficial owner of these shares.

29. Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

30. Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

31. These shares were owned by Quickcentre Properties Limited which was 50% each owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit and Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

32. Of these shares, (i) 5 shares were owned by Heleken Development Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

33. Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

34. Of these shares, (i) 1 share was owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 1 share was owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

35. Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

36. These shares formed part of the 127,321,350 Shares held by Third Avenue Management LLC on behalf of numerous portfolios.

KPMG

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED

INTRODUCTION

We have been instructed by the Company to review the condensed interim financial statements set out on pages 15 to 36.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of the condensed interim financial statements to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The condensed interim financial statements are the responsibility of, and have been approved by, the Directors.

It is our responsibility to form an independent conclusion, based on our review, on the condensed interim financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the condensed interim financial statements and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the condensed interim financial statements.

REVIEW CONCLUSION

On the basis of our review, which does not constitute an audit, we are not aware of any material modifications that should be made to the condensed interim financial statements for the six months ended 31 December 2006.

KPMG
Certified Public Accountants
Hong Kong
21 March 2007

恒基兆業地產有限公司

中期業績及股息

董事局宣佈本集團截至二零零六年十二月三十一日止六個月內，股東應佔未經審核除稅後之綜合盈利為港幣三十七億九千三百六十萬元，較上年度同期減少港幣三十八億五千五百九十萬元或50.4%，每股盈利為港幣2.06元。

若撇除（扣減遞延稅項後之）投資物業重估盈餘，期內基本盈利為港幣二十四億二千七百九十萬元，較上年度同期港幣二十三億五千七百五十萬元增加港幣七千零四十萬元或3.0%。以此基本盈利計算，每股盈利為港幣1.32元。

董事局宣佈派發中期股息每股港幣四角予二零零七年四月二十五日登記在公司股東名冊內之股東。

截止過戶日期

本公司將於二零零七年四月二十三日（星期一）至二零零七年四月二十五日（星期三）（首尾兩天包括在內），暫停辦理股票登記及過戶手續。為確保享有中期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零七年四月二十日（星期五）下午四時三十分前，送達香港皇后大道東一八三號合和中心17樓1712-1716室本公司之股份登記及過戶處香港中央證券登記有限公司辦理過戶手續。股息單將於二零零七年四月二十七日（星期五）或以前寄送各股東。

管理層討論及分析

業務回顧

物業銷售

截至二零零六年十二月三十一日止之六個月內，集團於本港售出及預售約二千三百個住宅單位，以本集團所佔權益計算，銷售收入總值達港幣四十億元，相對上年度同期則為港幣二十八億元。土瓜灣翔龍灣及屯門豫豐花園分別於去年八月及十一月開售，銷售反應均相當熱烈。截至半年結算日，該兩個大型發展項目已分別售出1,054個及647個住宅單位，佔總單位數目59%及41%。期內另推售筲箕灣御景軒及中半山匯賢居等多項物業，銷情亦告理想。

集團期內物業發展之盈利為港幣十一億五千零九十萬元，上年度同期則為港幣一億一千六百七十萬元。

期內建成項目如下：

	項目名稱及位置	地盤面積（平方呎）	樓面面積（平方呎）	用途	本集團所佔權益（%）	所佔樓面面積（平方呎）
1.	御皇庭二期 上水清曉路18號	97,133 （註一）	165,358	住宅	45.00	74,411
2.	翔龍灣 土瓜灣新碼頭街38號	130,523	1,109,424	商住	住宅：46.08 商業：26.14	住宅：451,109 商業：34,113

於半年結算日，集團尚有下列主要發展項目共4,277個住宅單位可供出售：

（一）主要新舊建成開售項目：

	項目名稱及位置	地盤面積（平方呎）	樓面面積（平方呎）	用途	本集團所佔權益（%）	半年結算日尚餘及有待沽售住宅單位數目	尚餘住宅單位面積（平方呎）
1.	淺月灣一期 大埔露輝路28號	283,200	226,561	住宅	100.00	48	164,667
2.	淺月灣二期 大埔露屏路1號	228,154	182,545	住宅	100.00	48	145,849
3.	京士柏山 京士柏山道1-98號	168,392	241,113	住宅	61.76	32	70,939
4.	輝煌豪園 西摩道3號	17,636	185,295	商住	63.35	20	25,823
5.	半島豪庭 紅荔道8號	162,246	1,478,552	住宅	50.00	17	27,111
6.	蝶翠峰及綠庭園 元朗大棠道99號	380,335	1,141,407	住宅	44.00	14	12,355
7.	御皇臺 英皇道933號	16,744	138,373	商住	100.00	24	19,795
8.	將軍澳中心一及二期 將軍澳市地段57及66號	359,883	2,932,813	商住	24.63	45	37,285

	項目名稱及位置	地盤面積 (平方呎)	樓面面積 (平方呎)	用途	本集團所佔權益 (%)	半年結算日尚餘及有待沽售住宅單位數目	尚餘住宅單位面積 (平方呎)
9.	港灣豪庭一及二期 福利街8號	228,595	1,714,463	住宅	60.65	80	50,155
10.	百利達廣場 廣華街3號	17,297	159,212	商住	100.00	45	28,848
11.	嘉亨灣 西灣河太康街38號	131,321	1,410,629	住宅	63.07	415	440,426
12.	匯豪峰 太古城道39號	10,405	86,023	商住	75.00	18	12,059
13.	將軍澳豪庭 將軍澳中心三期	39,148	319,066	住宅	25.00	89	85,869
14.	御皇庭一及二期 上水清曉路18號	97,133	485,620	住宅	45.00	308	241,871
15.	聚賢居 荷李活道108號	26,903	276,971	商住	100.00	56	68,809
16.	御景軒 筲箕灣道250號	6,808	54,810	商住	18.13	80	50,307
17.	匯賢居 高街1號	15,824	63,666	住宅	100.00	55	48,798
18.	翔龍灣 土瓜灣新碼頭街38號	130,523	1,109,424	商住	住宅：46.08 商業：26.14	728	589,659
19.	豫豐花園 屯門福亨村路8號	396,434	836,868	商住	100.00	929	612,602
					小計：	**3,051**	**2,733,227**
					本集團自佔面積：		**1,906,098**

（二）未開售項目：

	項目名稱及位置	地盤面積（平方呎）	樓面面積（平方呎）	用途	本集團所佔權益（%）	住宅 單位數目	住宅 單位面積（平方呎）
1.	比華利山別墅 大埔市地段161號	982,376 （註二）	1,164,126	住宅	90.10	535	1,164,126
2.	丹桂軒 元朗丹桂村50號	54,487	54,487	住宅	100.00	119	54,487
3.	旺角荔枝角道33號	9,600	84,156	商住	100.00	108	68,284
4.	元朗唐人新村丈量約份 第122約地段第1740號	78,781	78,781	住宅	100.00	60	78,781
5.	長沙灣通州街500-502號	35,629	320,659	商住	100.00	400	267,216
6.	港島南區赫蘭道11-12號	43,492	32,619	住宅	44.42	4	32,619
					小計：	**1,226**	**1,665,513**
					本集團自佔面積：		**1,532,135**
					主要發展項目可供開售住宅單位總數目及面積：	**4,277**	**4,398,740**
					本集團自佔面積總計：		**3,438,233**

註一：御皇庭一及二期之地盤總面積為97,133平方呎。

註二：樓盤計劃於二零零七年分期推售，推廣活動已於二零零六年十二月下旬開展，並於半年結算日（即二零零六年十二月三十一日）前經內部認購售出四座洋房。

土地儲備

集團繼續積極透過不同途徑補充在本港之土地儲備。期內集團成功投得兩幅位於灣仔之優質地塊，總樓面面積共184,711平方呎，集團佔92.31%權益。此外亦增添約70萬平方呎農地。

期內位於粉嶺馬會路之地盤已完成更改土地用途手續，並將發展成為樓面面積約34,000平方呎之住宅。另外位於元朗大棠道之地盤現正申請換地，預計可供發展之樓面面積約為109萬平方呎。位於沙田烏溪沙之地盤，亦正向政府申請換地並要求釐清地契條款，地價磋商則會隨後展開，預計發展總樓面面積可達300萬平方呎。

於半年結算日，以自估樓面面積計，包括已建成收租物業及酒店約880萬平方呎，及建成存貨樓面約250萬平方呎；集團在本港之土地儲備共約為1,990萬平方呎，此外，另有停車場收租面積約250萬平方呎。集團亦擁有農地約為3,060萬平方呎，為全港擁有最多農地之發展商。

收租物業

包括共同控制公司應佔權益，集團於期內租金總收入為港幣十五億二千二百七十萬元，較上年度同期增加港幣二億九千八百九十萬元或24.4%。租金收入淨額更由上年度同期之港幣七億六千五百七十萬元增加31.0%，至港幣十億零三百三十萬元。於半年結算日，本集團主要出租物業之平均出租率高達95%。

薪酬趨升、息口平穩、加上股市暢旺均為期內本地消費意欲轉強之主因。而訪港遊客持續增長亦有助推動零售市道。隨著有更多國際級名店及高級食府加入，國際金融中心商場經已全部租出。而為求招徠更多顧客前來消費，令租戶得益，集團旗下各商場經常舉辦推廣活動，調整租戶組合以及提升商場設施。其中將軍澳新都城中心二期及沙田廣場現正進行外牆翻新工程，至於屯門時代廣場則透過收購及改建屯門戲院，將商場樓面面積增加約二萬平方呎，有關工程可望於二零零八年年初完成。

期內香港金融業及其相關服務行業發展蓬勃，令優質寫字樓之需求保持殷切。集團主要寫字樓之租務均有不俗表現，其中尤以國際金融中心最為突出。服務式居停之需求亦隨香港經濟向好，外資公司湧入而增加。其中為住客提供尊貴生活體驗及妥貼個人服務之四季匯酒店套房，其入住率及房租均相當理想。

建築及物業管理

期內，集團建築部建成御皇庭二期及翔龍灣等多項重大建築工程，又為多個商場進行翻新及設施提升。建築業務溢利達港幣三千二百七十萬元。

興建中之主要項目計有比華利山別墅、通州街500-502號、荔枝角道33號、大角咀道222號、以及分別位於偉業街及雙喜街之寫字樓發展項目。

集團向來重視地盤安全。於二零零六年，集團地盤工傷意外率較向有嚴格安全規定之政府工程項目更低。此外，為履行環保承諾，集團按國際標準ISO14001：2004推行環保管理系統，並於二零零六年十一月獲香港品質保證局確認滿意成效。

集團物業管理成員公司「恒益」及「偉邦」，多年來緊守前線崗位，對客戶以至公眾均關懷備至，服務稱心。新近落成之「聚賢居」業主對整體交樓安排之滿意程度亦近乎百分之百。期內亦屢獲殊榮，當中包括由社會福利署頒發之「義工最高服務時數獎」冠軍及「支持殘疾人士就業2006年超卓合作伙伴大獎」。

國內業務

集團為最早開發內地物業市場之地產發展商之一，多年來已完成不少優秀項目，當中計有北京恒基中心、上海港匯廣場第二座辦公樓、廣州恒寶華庭及上海不夜城廣場等。而集團亦保留其中約264萬平方呎樓面作收租之用。期內租務理想，上海港匯廣場第二座辦公樓出租率達93%，而上海不夜城廣場及恒昌花園之商舖亦告全部租出。期內國內物業之租金總收入達港幣八千三百八十萬元，較上年度同期增長185.6%。

集團去年在內地業務方面實行新的發展策略：除繼續於北京、上海及廣州等主要城市開發優質地塊外，集團亦積極向內地急速發展之二線城市進發。

主要城市之發展項目

由於主要城市之基建設施及各項配套均甚為完備，當地優質物業因而大受海外人士及投資者歡迎。為滿足此殷切需求，集團將繼續物色位於人流暢旺及交通方便之優質地塊，並發展成為揉合新穎設計及優良品質之大型綜合項目。當中部份項目之發展進度如下：

北京環球金融中心工程進展順利。該項目位於北京市中心朝陽區關東店2號，預期於二零零八年年中北京奧運會揭幕前落成，屆時將建有兩座相連之甲級辦公大樓，總樓面面積達270萬平方呎。世界知名之西沙佩利建築事務所及赫希貝德納聯合酒店顧問有限公司分別負責該旗艦物業之立面設計及室內設計工作。集團將保留此優質物業作收租之用，而預租推廣工作經已展開。

至於位於上海市中心靜安區南京西路北側688號之優質地塊，將興建一座兩層高商業裙樓連一幢二十四層高之商業辦公樓，總樓面面積約92萬平方呎。集團於期內已完成收購該項目餘下之15%權益，現擁有該項目全部權益。該大樓由世界知名日本丹下都市建築設計株式會社負責立面設計工作，當有關規劃及設計獲批准後即可動工，預期於二零零九年下半年落成並供集團作收租之用。

此外，上海市閘北區恒豐路130-2地塊佔地面積約62,141平方呎，將興建一幢總樓面面積約51萬平方呎之商業辦公樓。地下室建築工程經已展開，但由於工程延誤，預計項目將會於二零零九年度內落成，屆時集團將保留此優質物業作收租之用。而鄰近之恒豐路147-2及3地塊，則佔地約64,842平方呎，將興建一幢二十五層高商業辦公大樓，總樓面面積逾40萬平方呎。工程將於二零零七年下半年展開，預計於二零零九年年底落成並供集團作收租之用。

廣州市越秀區沿江西路海珠廣場A、B及C座由三幅地塊組成，地盤總佔地面積約285,505平方呎，擬發展成為一綜合發展項目。收地拆卸及地盤清理工程仍在進行中，進度需配合最新項目發展計劃，並需得到地方政府認同。

恒荔灣畔花園（前稱芳村大道210號項目）為廣州市民之置業首選。該花園一期之住宅單位自去年十月推出預售，市場反應空前熱烈，至今已幾乎全部沽清。至於本年一月推售之二期項目銷情亦同樣理想，近八成單位經已售出。兩期售出單位每平方米之平均售價達人民幣八千元。整個項目包括九幢三十三至三十四層高之住宅塔樓，當中有二層商業裙樓、二層地庫停車場及一所幼兒園，自佔總樓面面積約為200萬平方呎，預計將於二零零八年第一季落成。

二線城市之發展項目

集團深信隨著經濟高速增長，基建日益完善及生產力提升，內地都市化將會更為明顯，而二線城市居民為提升生活質素，對優美居所之需求將更為殷切，集團因此在內地逾二十個二線城市洽購地塊，當中尤以中產人士較多之省會城市為主。

此外，由於內地居民講求舒適方便之生活環境，開發大型綜合社區為集團於二線城市之發展方向。大型綜合社區將以住宅為主，配以購物商場及娛樂休閒等配套設施，令土地更有效運用，潛質得以完全展露，從而提升物業之增值能力。

誠如二零零六年年報所述，江蘇省徐州新城區及湖南省長沙市星沙鎮兩項目已開展前期工程。其中徐州新城區一幅鄰近大龍湖，面積約589萬平方呎之地塊，為集團早前以人民幣五億四千一百多萬元購入。該項目可建住宅樓面約530萬平方呎，另有商業配套。項目將分期發展，第一期為較高密度之住宅群樓，樓面面積共128萬平方呎，可於二零零八年年初發售，並於二零零八年下半年落成。至於整個項目大約於二零一零年才告完成。至於長沙市星沙鎮項目之總地價則為人民幣一億九千八百多萬元，該項目亦將分期發展，第一期開發住宅樓面約為130萬平方呎，另有商場及幼兒園等配套設施，預期將於二零零八年年初發售，並於二零零八年下半年落成。整個項目則大約於二零一零年完成。集團現持有該項目之權益已增加至91%。

集團自去年七月透過土地拍賣、合作開發及收購等不同方式，購入以下項目以增添土地儲備：

集團於湖南省長沙市開福區以人民幣一億八千四百萬元購入一幅約82.5萬平方呎之土地，將發展成為樓面面積約248萬平方呎之住宅項目。此項目鄰近區政府總部，交通基建及綠化規劃良好。有關規劃及設計經已展開，並於本年下半年動工。項目可望於二零零八年年底推售，並於二零零九年年底落成。

集團亦與新加坡淡馬錫控股（私人）有限公司成立各佔一半之合資公司，共同開發陝西省西安市滻河東岸之河濱住宅項目。該項目位於滻灞生態園區內，佔地近1,500萬平方呎，毗鄰興建中之東三環路及地下鐵路，可建樓面面積約3,350萬平方呎，建成後將成為集理想居停及渡假設施之生態城。該項目總地價約為人民幣十七億二千萬元，預期首期項目約有樓面面積250萬平方呎可於二零零八年年中發售，並於二零零九年年中落成。由於項目規模龐大，整個項目大約於二零一三年才告完成。

此外，於遼寧省瀋陽市瀋北新區，集團又以人民幣一億九千多萬元購入一幅約360萬平方呎背山面河之優質土地，建成後約有540萬平方呎樓面面積可作商業及住宅用途。該項目之規劃及設計即將展開，初步擬在蒲河之旁劃作花園洋房及低密度住宅用途，其餘地段則建有十二至十八層高之住宅大廈，令整個項目和諧有致。上蓋建築工程將於二零零八年上半年展開，預期於二零零九年上半年開售，並於同年年底落成。

至於在重慶市，集團亦增添兩個分別位於南岸濱江及二郎鳳凰地塊之發展項目：南岸濱江項目位於長江江邊濱江路，佔地約110萬平方呎，毗鄰為面積達80萬平方呎之綠化公園，可飽覽壯麗長江景緻。購入該地塊之總成本約為人民幣三億一千萬元，計劃發展成為住宅社區，配以商場、幼兒園及會所等配套設施，總樓面面積約400萬平方呎。有關規劃及設計經已展開，並將於二零零八年年中開展上蓋建築工程。預期可於二零零九年上半年推售，並於同年年底落成。

集團又以人民幣一億五千七百多萬元於重慶市二郎新城購入一幅佔地約92萬平方呎之鳳凰區地塊。二郎新城建有人工湖、濕地公園及體育中心，對外交通接連成都之成渝高速公路。該項目將發展成為配有商場、幼兒園及住客會所之住宅社區，總樓面面積約280萬平方呎。有關規劃及設計經已展開，並於二零零八年下半年開展上蓋建築工程。項目預計於二零零九年上半年推售，並於同年年底落成。

最近，集團亦成功以人民幣約八億六千五百萬元投得江蘇省蘇州市一幅地塊。該地塊位於相城區，佔地約318萬平方呎，將臨水而建住宅及商業配套設施，合共提供約有680萬平方呎樓面面積。有關規劃及設計經已展開，初步擬利用當地地理優勢，展示蘇州現代小橋流水之生活面貌。上蓋建築工程將於二零零八年下半年展開，預期於二零零九年年中可供預售，並於二零一零年落成。

預計竣工時間表：

項目名稱及地點	土地用途	自佔樓面面積（百萬平方呎）
二零零八年六月三十日止之財政年度		
北京環球金融中心	辦公樓	2.7
廣州恒荔灣畔花園	綜合（註一）	2.0
	合計：	**4.7**
二零零九年六月三十日止之財政年度		
徐州新城區第一期項目	綜合（註一）	1.3
長沙市星沙鎮項目第一期A	綜合（註一）	1.3
西安滻河東岸第一期項目	綜合（註一）	2.5
	合計：	**5.1**
二零一零年六月三十日止之財政年度		
上海靜安區南京西路北側688號	綜合（註二）	0.9
上海閘北區恒豐路130-2地塊	辦公樓	0.5
上海閘北區恒豐路147-2及3地塊	綜合（註二）	0.5
長沙市開福區	住宅	2.5
瀋陽市瀋北新區	綜合（註一）	5.4
重慶南岸濱江	綜合（註一）	4.0
重慶鳳凰區地塊	綜合（註一）	2.8
蘇州相城區	綜合（註一）	6.8
	合計：	**23.4**

註一：住宅為主，包括商業及配套設施

註二：包括商業及辦公樓

總括來說，集團於內地二線城市之物業發展，單計地價至今已斥資逾人民幣四十一億元。集團現有自佔土地面積近3,000萬平方呎，可建之自佔樓面面積超過7,320萬平方呎，當中約八成劃作可供出售之住宅用途，詳見下表：

土地儲備用途分類	可建樓面面積（百萬平方呎）	百分比
住宅	57.0	77.9%
商業	3.9	5.3%
辦公	3.2	4.4%
其他	9.1	12.4%
總計：	**73.2**	**100.0%**

除上述項目外，集團另有多幅已協定買入之土地，正待進入落實程序，涉及地價約共人民幣七十五億元，可建樓面面積合共8,300萬平方呎。若有關地塊能於二零零七年六月底前完成購入程序，集團在內地之土地儲備將進一步擴大，將有可建樓面面積約一億五千萬平方呎。

為晉身成為全國性房地產發展商，集團已作出周詳準備：除充分利用集團地產策劃團隊在香港開發房地產之豐富經驗外，亦吸納大量專業精英，並邀請國際首屈一指之設計師共同參與策劃，務求所建成之物業均能以品質取勝，貫徹集團精益求精之承諾，亦令早已家傳戶曉之「恒基」品牌更加馳名。此外，集團另具以下競爭優勢：

- 在本港經驗豐富兼獲獎無數之物業管理公司全力支援下，集團可提供高質素兼可靠之物業管理服務；及

- 集團之聯營公司－香港中華煤氣有限公司在內地已有70個項目，並經營與本集團相輔相承之城市管道燃氣、食水及污水處理等業務。

集團深信，隨著業務不斷按步擴展，集團將成為全國公認之最優秀地產發展商之一。

恒基兆業發展有限公司

截至二零零六年十二月三十一日止六個月內，恒基兆業發展有限公司股東應佔未經審核除稅後之綜合盈利為港幣十九億五千一百五十萬元，較上年度同期增加港幣一億四千九百五十萬元或8.3 %。若撇除（扣減遞延稅項後之）投資物業重估之盈餘，期內之基本盈利為港幣十五億一千零三十萬元，較上年度同期增加港幣五億六千六百六十萬元或60.0%。大幅增長主要為配股集資以致利息收入增加，上年度私有化恒基數碼科技有限公司錄得港幣一億六千一百八十萬元商譽減值。期內主要出租物業之平均出租率仍維持在94%之高水平。受惠於訪港遊客人數增加，香港麗東酒店及九龍麗東酒店在本港酒店房間供應量趨升下，入住率及平均房租仍能錄得顯著升幅。該集團持有64%權益之中國投資集團有限公司，於內地合資經營收費橋樑及公路。由於杭州錢江三橋自二零零五年十月開始進行維修，至去年年底工程尚未完成，以致期內此業務之盈利貢獻減少。

聯營公司

香港中華煤氣有限公司截至二零零六年十二月三十一日止財政年度，股東應佔稅後溢利為港幣五十八億六千二百六十萬元，其中燃氣業務及出租物業稅後溢利佔港幣三十二億二千四百四十萬元，較上年度增加港幣一億六千二百六十萬元；售樓及投資物業重估所帶來之稅後溢利為港幣二十六億三千八百二十萬元。

香港中華煤氣於本年度取得多個城市管道燃氣項目，分佈於陝西省西安市、浙江省杭州市余杭區、安徽省銅陵市、江蘇省金壇市及遼寧省營口市。於去年十二月四日，香港中華煤氣與百江燃氣控股有限公司（「百江燃氣」）及其大股東威華達控股有限公司（「威華達」）聯合公佈：百江燃氣將向香港中華煤氣購入內地十家管道燃氣公司之股權和股東貸款，並向香港中華煤氣發行約7.73億股新股。該項交易已於今年三月一日正式完成，香港中華

煤氣現持有百江燃氣約43.97%權益，成為其最大股東。香港中華煤氣及百江燃氣在內地合共擁有60個城市管道燃氣項目。此外，百江燃氣亦在內地15個城市擁有液化石油氣業務。

此外，香港中華煤氣於二零零六年亦成功進入能源上游行業，取得位於山西省首個液化煤層氣合資項目，以及落實陝西省延安市天然氣液化合資項目。此等上游項目可為下游之城市管道燃氣項目提供額外氣源。包括百江燃氣在內，香港中華煤氣至今於內地13個省及北京部份地區取得合共70個項目，業務範圍覆蓋天然氣上、中、下游及自來水供應與污水處理等。

本港煤氣銷售量則保持平穩。截至去年年底客戶數目為1,622,648戶，較上年度增加25,375戶。為引進廣東液化天然氣接收站之天然氣，香港中華煤氣已鋪設一對長34公里，直徑450毫米之海底管道，連接深圳秤頭角及本港大埔煤氣廠，另於秤頭角及大埔興建控制及計量站。該管道、控制及計量站、以及大埔天然氣接收站已正式啟用，而香港中華煤氣自二零零六年十月即以天然氣配合石腦油作為雙原料生產煤氣，並透過既有之燃料費調整機制為客戶節約煤氣費用。至於其全資附屬公司易高環保能源有限公司於新界東北堆填區之沼氣處理廠，亦於去年年底完成所有安裝工程並進行運作調試，而全長19公里連接大埔煤氣廠之管道鋪設工程亦已完成，預計今年年中可正式使用經處理之沼氣，以取代部份石腦油作為生產煤氣之燃料。

於物業發展方面，座落於原馬頭角南廠之翔龍灣於去年八月推售，市場反應熱烈，連同嘉亨灣及京士柏山繼續推售尚餘住宅單位，本年度共錄得售樓溢利約港幣十七億七千九百四十萬元。至於位於翔龍灣基座，樓面面積約十五萬平方呎之商場亦於同期落成，並繼國際金融中心後成為香港中華煤氣另一重大收租物業。

展望未來，引入天然氣後令煤氣在本地能源市場更具價格競爭力，而隨著百江燃氣於自本年三月初起成為香港中華煤氣之聯營公司後，香港中華煤氣之城市管道燃氣項目有所增加，預期內地業務之發展將更為蓬勃。

香港小輪(集團)有限公司截至二零零六年十二月三十一日止之財政年度，除稅後綜合溢利為港幣一億二千一百七十萬元，較二零零五年之除稅後綜合溢利港幣二億四千三百二十萬元，減少50%。溢利減少主要由於就中環渡輪碼頭訴訟之索償作出撥備港幣一億元所致。

香港小輪年內售出約二百二十個「港灣豪庭」住宅單位，總值約為港幣二億六千五百萬元，共帶來約港幣一億三千六百萬元之溢利。至於位於塘尾道之「新港豪庭」住宅單位亦於去年十二月開售，並錄得港幣一千八百萬元溢利。物業投資方面，港灣豪庭廣場租金收入達港幣二千四百三十萬元，按已簽訂之租約計算，該商場於去年年底之出租率約98%。而「新港豪庭」亦有五成舖位經已租出。

大角咀道222號商住物業項目建築進度良好，於二零零八年年底落成時將提供32萬平方呎總樓面面積。油塘草園

街6號項目可建住宅樓面面積約14萬平方呎及非住宅樓面面積約25,000平方呎。該發展項目亦建築進展良好，可望於二零零九年年初完成。

由於競爭激烈，加上燃油價格大幅上升，渡輪、船廠及相關業務共錄得港幣七百二十萬元之經營虧損。年內，就中環碼頭重建計劃訴訟所致之費用為港幣二千七百五十萬元。至於旅遊及酒店業務之營業額較去年微升，但由於經營成本上升，此業務錄得港幣二百三十萬元之虧損。

預期出售住宅單位仍為香港小輪來年之主要收入來源，而租金收入亦將有穩定增長。

美麗華酒店企業有限公司截至二零零六年九月三十日止六個月之未經審核股東應佔溢利為港幣三億八千九百五十萬元，較上年度同期增加19%。美麗華酒店平均房價較上年度同期有兩成升幅，平均入住率維持於九成。酒店餐飲業務及酒店管理方面皆表現理想。美麗華商場及美麗華酒店商場完成租戶組合重整及更新形象，期內續約及新簽租約之平均租金較舊租約上升近三成半，美麗華商場之平均出租率約九成。而美麗華大廈寫字樓租金亦同樣上升超過八成，而出租率則接近九成。為直達地鐵站及吸引更多人流，美麗華聯同東英大廈原址之發展商，與地鐵公司簽訂協議，共同籌建行人通道連接尖沙咀地鐵站至美麗華商場、美麗華酒店及鄰近大廈。位於美國加州彼沙那之土地，期內因美國地產市道轉趨淡靜而未有成交。至於包括國金軒及亮明居在內之整體餐飲業績則有穩定增長。旅遊業績方面，因創新團種及行程令外遊報團人數上升，而商務旅遊部亦取得更多業務，公司另獲得歐洲郵輪公司OCEANIA香港區代理權。

陽光房地產投資信託基金

集團於二零零六年十二月以總代價港幣十億九千九百三十萬元將十一項寫字樓及零售（包括停車場）物業之部份權益出售予陽光房地產投資信託基金（「陽光房地產基金」）。陽光房地產基金其後於同年十二月二十一日在香港聯合交易所主板上市，而集團亦持有該基金已發行單位總額之4.5%。陽光房地產基金現時之投資組合由二十項在港之寫字樓及零售物業組成，可出租總面積合共約129萬平方呎。是項交易所得款項將用於集團之其他業務及新增投資機會。此外，隨著集團全資擁有之恒基陽光資產管理有限公司獲委任為陽光房地產基金之管理人，集團業務將更趨多元化，亦為集團開拓另一穩定收入之來源。

展望

內地經濟持續高速增長，推動本港各行各業蓬勃發展，尤其是大量中國企業來港上市集資，為投資者創造不少投資機會；帶動大量國內及國際金融機構在港擴展業務，刺激本港經濟持續增長；亦有利本港地產市場之發展。

近期香港賣地成績理想顯示市場對豪宅需求殷切，集團現正積極推售大埔比華利山別墅等豪宅物業。此外，薪酬趨升、銀行爭相推出按揭優惠，以及政府寬減印花稅，均有助普羅大眾恢復置業信心，將令整體住宅銷量及樓價穩步上升。集團計劃推出多個發展項目應市，包括通州街500-502號、荔枝角道33號以及元朗唐人新村項目及丹桂軒。加上翔龍灣、豫豐花園及嘉亨灣等亦將重新推售，估計可為集團帶來可觀之售樓收益。

本港經濟持續蓬勃，寫字樓之需求亦保持強勁。集團於來年將有多項寫字樓物業陸續落成，正能迎合市場對優質商廈之殷切需求，並為集團帶來更多之租金收益。其中位於偉業街之「觀塘223」，於本年年底建成後，將可提供逾100萬平方呎備有高科技智能配套之甲級寫字樓樓面。預租推廣工作經已展開，不少本地公司及跨國企業均表示有意租用。集團在本港已擁有建成之收租物業約880萬平方呎，加上興建中之項目，於下年度總收租物業面積將達1,000萬平方呎，預期優質商廈之租金將繼續大幅上調，商場物業之租金亦因消費市場暢旺而有可觀升幅，持續高增長之租金收益，已成為集團主要穩定增長收益來源。亦為集團長遠資產增值之另一主要元素。

上海港匯廣場第二座辦公樓自二零零五年第四季交付使用，瞬即近乎租罄，並於期內為集團帶來可觀租金收益。這反映內地對優質辦公樓需求殷切，因此集團對在建之北京環球金融中心，以及上海多項商業辦公樓落成後之租務表現充滿信心。

內地最近對樓市推出新一輪宏觀調控措施，但在經濟持續增長以及用家需求殷切之情況下，廣州恒荔灣畔花園仍能憑藉其優良品質而錄得不俗銷情。集團相信中央政府旨在抑制投機活動，穩定物業價格以及完善市場運作，這其實更有利集團於國內作長遠投資及發展。集團因此將一如既往，繼續結合國際視野、本地經驗以及專業知識完成各個項目，務求無論市場順逆，均能以優秀品質於芸芸對手中脫穎而出。

此外，為求質、量兼備，集團亦不斷擴大國內之土地儲備。集團於過去八個月在多個城市再購入多幅優質地塊，令可建之自佔樓面面積增至7,320萬平方呎，另有多幅已協定買入之土地正待進入落實程序，若有關地塊能於二零零七年六月底前完成購入程序，集團將有約一億五千萬平方呎之可建樓面面積作為發展，為日後奠定穩健基礎。此外，多幅已購入之地塊已開展設計規劃或施工建築，進度皆令人滿意，可於未來數年為集團盈利增長加添新動力。

集團之中港兩地同步發展策略，務求在更遼闊之市場為股東爭取理想之回報。中港兩地之收租物業及上市聯營公司均為集團提供穩定之經常性收益，繼續推售多個大型發展項目亦將帶來可觀之售樓盈利。如無不可預見之因素，集團本年度將有令人滿意之業績。

悼念

本公司副主席兼非執行董事羅德丞先生，大紫荊勳賢，不幸於期內辭世。

羅先生於一九八一年加入董事局，任內為本公司貢獻良多。董事局對羅先生之辭世深表惋惜。

梁雲生先生作為羅先生替代董事之任期亦因此屆滿，董事局對梁先生為本公司之貢獻深表感謝。

簡明中期財務報表

綜合損益計算表(未經審核)

	附註	截至十二月三十一日止六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元
營業額	三	**4,524.6**	2,732.7
直接成本		**(1,847.0)**	(1,545.8)
		2,677.6	1,186.9
其他收入	四	**158.3**	91.5
其他虧損淨額	四	**(11.4)**	(9.2)
其他營運(費用)／收益淨額	五	**(222.6)**	634.7
分銷及推廣費用		**(357.1)**	(146.6)
行政費用		**(470.3)**	(357.8)
未計入投資物業公允價值變動之經營溢利		**1,774.5**	1,399.5
投資物業之公允價值增加		**751.9**	5,018.5
已計入投資物業公允價值變動之經營溢利		**2,526.4**	6,418.0
融資成本	六(甲)	**(294.6)**	(220.0)
		2,231.8	6,198.0
應佔聯營公司溢利減虧損		**1,619.8**	1,101.3
應佔共同控制公司溢利減虧損		**1,332.8**	2,216.8
除税前溢利	六	**5,184.4**	9,516.1
所得税	七	**(381.3)**	(881.1)
本期溢利		**4,803.1**	8,635.0
溢利分配：			
本公司股東		**3,793.6**	7,649.5
少數股東權益		**1,009.5**	985.5
本期溢利		**4,803.1**	8,635.0
中期結算後宣派之中期股息	八(甲)	**777.0**	725.8
每股盈利	九(甲)	**港幣2.06元**	港幣4.22元
經調整後每股盈利	九(乙)	***港幣1.32元***	*港幣1.29元*

第二十頁至第三十六頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

綜合資產負債表

	附註	於二零零六年十二月三十一日 未經審核 港幣百萬元	於二零零六年六月三十日 已審核 港幣百萬元
非流動資產			
固定資產	十	**51,612.4**	56,868.0
收費高速公路經營權		**177.8**	171.1
經營租約下自用租賃土地權益		**221.4**	223.3
聯營公司權益		**18,281.6**	16,962.6
共同控制公司權益		**19,943.0**	16,026.1
其他財務資產		**1,600.2**	1,456.1
遞延税項資產		**107.1**	163.2
		91,943.5	91,870.4
流動資產			
購買物業訂金		**1,376.2**	1,245.4
存貨		**27,532.5**	21,036.0
應收賬款及其他應收款	十一	**4,132.4**	3,386.2
保管賬存款		**31.6**	23.4
已抵押銀行存款		**20.2**	20.2
現金及現金等價物	十二	**9,318.3**	7,638.9
		42,411.2	33,350.1
待出售之資產		**736.9**	702.8
		43,148.1	34,052.9
流動負債			
應付賬款及其他應付款	十三	**3,178.6**	2,730.1
銀行借款及透支		**4,213.7**	7,029.2
本期税項準備		**537.2**	635.0
		7,929.5	10,394.3
待出售之負債		**3.5**	171.5
		7,933.0	10,565.8
流動資產淨值		**35,215.1**	23,487.1
總資產減流動負債		**127,158.6**	115,357.5

簡明中期財務報表

綜合資產負債表(續)

	附註	於二零零六年 十二月三十一日 未經審核 港幣百萬元	於二零零六年 六月三十日 已審核 港幣百萬元
非流動負債			
銀行借款		**16,425.7**	13,665.3
同母系附屬公司借款		**673.0**	1,858.9
遞延稅項負債		**6,122.8**	6,050.4
		23,221.5	21,574.6
資產淨值		**103,937.1**	93,782.9
資本及儲備			
股本	十四	**3,885.2**	3,629.2
儲備		**82,474.1**	74,334.9
本公司股東應佔權益總額		**86,359.3**	77,964.1
少數股東權益		**17,577.8**	15,818.8
權益總額		**103,937.1**	93,782.9

第二十頁至第三十六頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

綜合權益變動表(未經審核)

	附註	截至十二月三十一日止六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元
於七月一日之權益總額		**93,782.9**	79,821.3
本期直接於權益內確認之淨收益：			
境外公司賬項之匯兌差額		**322.3**	—
其他物業重估盈餘，扣除遞延稅項後淨額		—	56.0
可供出售證券公允價值之變動		**99.1**	48.4
本期直接於權益內確認之淨收益		**421.4**	104.4
本期溢利		**4,803.1**	8,635.0
本期已確認之收益及支出總額		**5,224.5**	8,739.4
分配予：			
本公司股東之權益		**4,149.9**	7,751.3
少數股東權益		**1,074.6**	988.1
		5,224.5	8,739.4
已付股息	八(乙)	**(1,262.7)**	(1,088.8)
已付少數股東股息		**(171.7)**	(132.0)
附屬公司權益之增加		**(41.1)**	—
私有化上市附屬公司		—	(2,382.7)
少數股東科款		**897.2**	297.2
股本交易於權益內之變動：			
發行股份	十四	**256.0**	—
股份溢價之淨收入	十四	**5,252.0**	—
		5,508.0	—
於十二月三十一日之權益總額		**103,937.1**	85,254.4

第二十頁至第三十六頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

簡明綜合現金流量表（未經審核）

	附註	截至十二月三十一日止六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元
營運活動所得的現金淨值		**459.3**	757.2
投資活動所用的現金淨值		**(1,788.0)**	(2,811.5)
融資活動所得的現金淨值		**2,954.8**	3,147.0
現金及現金等價物增加之淨值		**1,626.1**	1,092.7
七月一日之現金及現金等價物		**7,458.0**	4,231.2
外幣兌換率改變之影響		**43.4**	—
十二月三十一日之現金及現金等價物	十二	**9,127.5**	5,323.9

第二十頁至第三十六頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表附註（未經審核）

一 編製基準

本簡明中期財務報表乃根據（甲）香港聯合交易所有限公司證券上市規則的適用披露規定；及（乙）截至二零零六年六月三十日止年度財務報告內所採納之相同會計決策及遵照香港會計師公會頒佈之《香港會計準則》第三十四號「中期財務報告」而編制。本簡明中期財務報表於二零零七年三月二十一日獲授權刊發。

按照《香港會計準則》第三十四號「中期財務報告」編制之簡明中期財務報表需要管理層作出判斷、估計及假設。該等判斷、估計及假設均影響會計決策之應用，以及按本年截至報告日期為止呈報之資產及負債、收入及支出之金額。實際結果有可能與估計有差異。

本簡明中期財務報表包括有簡明綜合賬項及部份解釋附註。附註載有對瞭解本集團自編制二零零六年年度賬項以來之財務狀況及表現變動屬重大之事件及交易說明。

此簡明中期財務報表乃未經審核，惟已由畢馬威會計師事務所根據香港會計師公會頒佈之核數準則第七百號「中期財務報告的審閱」作出審閱。畢馬威會計師事務所致董事會之獨立審閱報告已刊載於第五十二頁。

雖然本簡明中期財務報表所載有關截至二零零六年六月三十日止財政年度之財務資料並不構成本公司在該財政年度之法定賬項，但這些財務資料均取自有關的賬項。截至二零零六年六月三十日止年度之法定賬項可從本公司之註冊辦事處索取。核數師已在其二零零六年九月二十一日之報告中，就該等賬項發表無保留意見。

二 主要會計決策

香港會計師公會頒佈了多項新訂和經修訂的香港財務報告準則（「香港財務報告準則」），此統稱包括《香港會計準則》及詮釋。這些準則在由二零零六年一月一日或之後開始的會計期間生效或可供提早採用。本集團決定預期於編製二零零七年六月三十日會計年度週年賬項所採用之會計決策將會按目前已頒佈之會計準則作基準，本集團認為該等會計準則不會對過往年度之財務狀況及經營業績構成重大影響。

新訂和經修訂的香港財務報告準則將會在二零零七年六月三十日止之會計年度週年賬項生效及可自願提早採用；由於可能會受本簡明中期財務報表刊發日之後香港會計師公會頒佈之附加詮釋或其他更改所影響；因此，本集團於本簡明中期財務報表刊發時仍未能確定該期間將會採用之會計決策。

簡明中期財務報表附註（未經審核）

三 分部資料

本集團於期內按業務分部劃分之收入及業績之分析如下：

業務分部：

本集團的主要業務分部如下：

物業發展	：	發展和銷售物業
物業租賃	：	出租物業
財務	：	提供財務借貸
建築工程	：	樓宇建造工程
基建項目	：	投資基建項目
酒店業務	：	酒店經營及管理
其他	：	百貨公司經營及管理、投資控股、項目管理、物業管理、代理人服務、清潔及保安服務

簡明中期財務報表附註（未經審核）

三　分部資料（續）

業務分部：（續）

截至二零零六年十二月三十一日止六個月

	物業發展（註） 港幣百萬元	物業租賃 港幣百萬元	財務 港幣百萬元	建築工程 港幣百萬元	基建項目 港幣百萬元	酒店業務 港幣百萬元	其他 港幣百萬元	對銷 港幣百萬元	綜合 港幣百萬元
營業額	2,714.9	1,220.2	35.7	77.8	72.9	73.5	329.6	–	4,524.6
其他收入（不包括銀行利息收入）	–	3.4	0.4	1.4	0.4	0.1	21.2	–	26.9
對外收入	2,714.9	1,223.6	36.1	79.2	73.3	73.6	350.8	–	4,551.5
分部業務間收入	–	53.3	0.7	179.0	–	0.7	11.5	(245.2)	–
總收入	2,714.9	1,276.9	36.8	258.2	73.3	74.3	362.3	(245.2)	4,551.5
分部業績	1,125.5	785.4	40.1	63.9	43.2	29.4	38.3		2,125.8
分部業務間交易	25.4	(12.6)	(0.7)	(31.2)	–	(0.7)	–		(19.8)
對經營溢利之貢獻	1,150.9	772.8	39.4	32.7	43.2	28.7	38.3		2,106.0
銀行利息收入									131.4
未能分類之支出減收入淨額									(462.9)
經營溢利									1,774.5
投資物業之公允價值增加	82.1	669.8	–	–	–	–	–		751.9
融資成本									(294.6)
									2,231.8
應佔聯營公司溢利減虧損									1,619.8
應佔共同控制公司溢利減虧損	139.2	1,119.0	3.9	0.6	–	47.1	23.0		1,332.8
除稅前溢利									5,184.4
所得稅									(381.3)
本期溢利									4,803.1

註：　包括在物業發展營業額內之港幣908.9百萬元乃源自於本集團與一間聯營公司共同發展項目之權益而本集團應佔銷售收益。

簡明中期財務報表附註(未經審核)

三 分部資料(續)

業務分部:(續)

截至二零零五年十二月三十一日止六個月

	物業發展 港幣百萬元	物業租賃 港幣百萬元	財務 港幣百萬元	建築工程 港幣百萬元	基建項目 港幣百萬元	酒店業務 港幣百萬元	其他 港幣百萬元	對銷 港幣百萬元	綜合 港幣百萬元
營業額	403.1	1,080.6	67.7	740.7	92.4	67.0	281.2	–	2,732.7
其他收入(不包括銀行利息收入)	–	2.1	1.4	0.9	0.6	0.1	22.8	–	27.9
對外收入	403.1	1,082.7	69.1	741.6	93.0	67.1	304.0	–	2,760.6
分部業務間收入	–	42.1	0.5	262.9	–	–	15.0	(320.5)	–
總收入	403.1	1,124.8	69.6	1,004.5	93.0	67.1	319.0	(320.5)	2,760.6
分部業績	111.8	656.9	70.9	32.0	51.7	24.3	15.3		962.9
分部業務間交易	4.9	(10.3)	(0.6)	(16.5)	–	–	1.4		(21.1)
對經營溢利之貢獻	116.7	646.6	70.3	15.5	51.7	24.3	16.7		941.8
銀行利息收入									63.6
未能分類之收入減支出淨額									394.1
經營溢利									1,399.5
投資物業之公允價值(減少)/增加	(5.8)	5,024.3	–	–	–	–	–		5,018.5
融資成本									(220.0)
									6,198.0
應佔聯營公司溢利減虧損									1,101.3
應佔共同控制公司溢利減虧損	658.6	1,576.4	3.6	4.1	–	(25.9)	–		2,216.8
除稅前溢利									9,516.1
所得稅									(881.1)
本期溢利									8,635.0

簡明中期財務報表附註（未經審核）

三 分部資料（續）

地區分部：

	香港 港幣百萬元	中華人民共和國（「中國」） 港幣百萬元	綜合 港幣百萬元
截至二零零六年十二月三十一日止六個月			
營業額	**4,358.1**	**166.5**	**4,524.6**
其他收入（不包括銀行利息收入）	**21.7**	**5.2**	**26.9**
對外收入	**4,379.8**	**171.7**	**4,551.5**
截至二零零五年十二月三十一日止六個月			
營業額	2,607.4	125.3	2,732.7
其他收入（不包括銀行利息收入）	24.7	3.2	27.9
對外收入	2,632.1	128.5	2,760.6

四 其他收入及其他虧損淨額

	截至十二月三十一日止六個月 **二零零六年** **港幣百萬元**	 二零零五年 港幣百萬元
其他收入		
銀行利息收入	**131.4**	63.6
其他利息收入	**11.8**	12.0
其他	**15.1**	15.9
	158.3	91.5
其他虧損淨額		
固定資產撇除	**(17.4)**	–
出售上市投資虧損	**(2.0)**	–
出售固定資產（虧損）／溢利	**(0.2)**	0.3
外幣兌換淨盈餘／（虧損）	**8.1**	(11.1)
其他	**0.1**	1.6
	(11.4)	(9.2)

簡明中期財務報表附註(未經審核)

五 其他營運(費用)/收益淨額

	截至十二月三十一日止六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元
收購附屬公司可識別資產之公允價值超過投資成本(註(1))	**–**	812.5
自用發展中物業減值虧損轉回	**–**	22.3
出售附屬公司權益淨虧損(註(2))	**(103.8)**	–
政府地租(註(3))	**(78.3)**	–
存貨(撥備)/撥備回撥	**(4.4)**	9.1
呆壞賬減值虧損回撥	**1.5**	–
商譽減值虧損(註(4))	**–**	(161.8)
其他	**(37.6)**	(47.4)
	(222.6)	634.7

註:

(1) 此金額乃來自本集團附屬公司恒基中國集團有限公司於二零零五年八月十五日私有化所產生。

(2) 於二零零六年十二月,本集團與陽光房地產投資信託基金(「陽光房地產基金」)簽訂買賣合約出售若干物業公司及其欠控股投資公司之借款,出售總代價約為港幣1,099.3百萬元,因而產生出售虧損淨額約港幣103.8百萬元。

(3) 自從一九九七年起,本集團已收到香港特別行政區政府(「香港政府」)發出有關本集團多個發展地盤之地租繳款單。本集團反對該等繳款並獲得差餉物業估價署發出暫緩繳交指令。於二零零六年十月,香港政府撤回暫緩繳交指令,因而本集團支付港幣78.3百萬元之地租。

(4) 此金額乃來自本集團附屬公司恒基數碼科技有限公司於二零零五年十二月八日私有化所產生之商譽減值虧損。

簡明中期財務報表附註(未經審核)

六 除稅前溢利

本期間綜合除稅前溢利，已扣除／(計入)下列各項：

	截至十二月三十一日止六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元
(甲) 融資成本：		
銀行利息	**474.0**	350.4
五年內須全部償還之借款利息	**59.6**	28.4
其他借貸成本	**16.6**	18.3
	550.2	397.1
減：資本化之數額*	**(255.6)**	(177.1)
	294.6	220.0

* 借貸成本乃根據年利率4.33%至4.57%(二零零五年：4.16%至4.40%)之息率資本化。

(乙) 員工成本：		
界定供款退休計劃之供款	**19.6**	16.8
薪酬、工資及其他福利	**511.1**	422.2
	530.7	439.0

簡明中期財務報表附註（未經審核）

六　除稅前溢利（續）

本期間綜合除稅前溢利，已扣除／（計入）下列各項：（續）

	截至十二月三十一日止六個月	
	二零零六年	二零零五年
	港幣百萬元	港幣百萬元
（丙）其他項目：		
折舊	**47.1**	48.9
減：資本化之數額	**(0.4)**	(0.1)
	46.7	48.8
租賃土地補價之攤銷	**1.9**	2.0
收費高速公路經營權之攤銷	**5.1**	17.3
出售成本		
－待出售之建成物業（註）	**1,169.6**	250.4
－存貨	**83.5**	79.5
投資股息收入		
－上市	**(3.2)**	(1.0)
－非上市	**(1.8)**	(2.1)

註：　二零零六年之數額包括有關本集團與一間聯營公司合作發展項目之出售物業成本，並已披露於附註三內。

七　所得稅

綜合損益計算表內列報之所得稅代表：

	截至十二月三十一日止六個月	
	二零零六年	二零零五年
	港幣百萬元	港幣百萬元
本期稅項		
－香港利得稅準備	**120.5**	55.9
－香港以外稅項準備	**13.2**	9.5
遞延稅項		
－源自及撥回暫時性差異	**247.6**	815.7
	381.3	881.1

本期間香港利得稅準備乃按估計應課稅溢利之17.5%（二零零五年：17.5%）計算。

香港以外稅項準備乃按期內在有關境外稅務司法管轄區賺取之估計應課稅溢利之期內適用稅率計算。

簡明中期財務報表附註（未經審核）

八 股息

（甲）本期內股息：

	截至十二月三十一日止六個月	
	二零零六年	二零零五年
	港幣百萬元	港幣百萬元
中期結算後宣派之中期股息 每股港幣四角（二零零五年：每股港幣四角）	**777.0**	725.8

（乙）屬於上一財政年度，並於本期內核准及支付的末期股息：

	截至十二月三十一日止六個月	
	二零零六年	二零零五年
	港幣百萬元	港幣百萬元
屬於上一財政年度，並於本期內核准及 支付的末期股息每股港幣六角五仙 （二零零五年：每股港幣六角）	**1,262.7**	1,088.8

九 每股盈利

（甲） 每股盈利乃按本公司股東應佔溢利港幣3,793.6百萬元（二零零五年：港幣7,649.5百萬元），並按期內已發行普通股之加權平均數1,842.4百萬股（二零零五年：普通股1,814.6百萬股）計算。本期並沒有每股攤薄盈利存在，故不呈列本期之每股攤薄盈利。此外，截至二零零五年十二月三十一日止六個月，由於本集團之有擔保可換股票據於計算每股攤薄盈利有反攤薄影響，故不呈列每股攤薄盈利。

簡明中期財務報表附註(未經審核)

九 每股盈利(續)

(乙) 每股經調整後盈利乃根據以下調整本公司股東應佔溢利：

	截至十二月三十一日止六個月	
	二零零六年 港幣百萬元	二零零五年 港幣百萬元
本公司股東應佔溢利	**3,793.6**	7,649.5
投資物業之公允價值增加之影響	**(751.9)**	(5,018.5)
投資物業之公允價值增加所產生之遞延稅項之影響	**123.1**	752.6
應佔聯營公司及共同控制公司之投資物業之公允價值增加(扣除遞延稅項)之影響	**(1,146.2)**	(1,750.0)
少數股東權益之影響	**409.3**	723.9
用以計算每股盈利之經調整盈利	**2,427.9**	2,357.5
經調整後每股盈利	**港幣1.32元**	港幣1.29元

十 固定資產

(甲) 出售

截至二零零六年十二月三十一日止六個月，本集團出售若干持有投資物業之附屬公司予陽光房地產基金，其賬面值為港幣1,252.0百萬元。該次出售產生之虧損已包括於附註五之「其他營運(費用)／收益淨額」之「出售附屬公司權益淨虧損」內。

(乙) 轉移

於過往年度，其中一物業發展地盤之若干部份持有及作為投資用途，並分類為投資物業。截至二零零六年十二月三十一日止六個月，董事決定更改該等物業之用途，由「持作投資」更改為「待出售」用途；因此，該等物業之賬面值港幣5,137.9百萬元轉至「存貨」。

(丙) 估值

本集團之投資物業已於二零零六年十二月三十一日由獨立專業測量師行 – 戴德梁行(其員工具備香港測量師學會資深會員之資格，且對被重估之物業所在位置及所屬類別有近期經驗)進行重估，重估乃以個別物業之市值為準則，並參照市場類似交易個案；及在適當情況下，以扣除支銷後之收入淨額化作資本作為估值根據，並已考慮租約期滿時收入增加可能性，而對物業作出重估。

簡明中期財務報表附註（未經審核）

十 固定資產（續）

（丁）資產抵押

本集團已將收費高速公路經營權抵押予財務機構以取得部份銀行借款。

十一 應收賬款及其他應收款

	於二零零六年十二月三十一日 港幣百萬元	於二零零六年六月三十日 港幣百萬元
應收貸款	**–**	31.6
應收分期款	**1,758.9**	1,810.5
應收賬款、預付費用及按金	**1,960.0**	1,169.5
應收客戶合約工程款	**26.1**	31.4
應收聯營公司款項	**201.6**	130.8
應收共同控制公司款項	**185.8**	212.4
	4,132.4	3,386.2

(1) 包括於應收賬款及其他應收款之應收貿易賬款（扣除呆壞賬減值虧損）之到期日分析如下：

	於二零零六年十二月三十一日 港幣百萬元	於二零零六年六月三十日 港幣百萬元
逾期一個月內	**2,487.9**	1,904.9
逾期一個月至三個月	**70.0**	55.8
逾期三個月至六個月	**30.6**	32.2
逾期超過六個月	**208.2**	167.0
	2,796.7	2,159.9

(2) 有關源自售樓之應收分期款，已向客戶獲取擔保。為減低信貸風險，對逾期款項會採取定期審核及跟進措施。有關源自出租物業之租金收入，租戶須預先繳納每月租金及存放足夠的按金以減低租戶之信貸風險。在此情況下，集團並無向客戶獲取擔保。該等應收賬項之賬齡分析乃按時編製及審慎控制有關信貸風險至最低水平。預期未可收回之數額已計提足夠的減值虧損。

簡明中期財務報表附註（未經審核）

十二 現金及現金等價物

	於二零零六年十二月三十一日 港幣百萬元	於二零零六年六月三十日 港幣百萬元
銀行及其他金融機構定期存款	**7,922.4**	6,215.6
銀行存款及現金	**1,395.9**	1,423.3
綜合資產負債表之現金及現金等價物	**9,318.3**	7,638.9
待出售之現金及現金等價物	**1.3**	0.5
銀行透支	**(192.1)**	(181.4)
綜合現金流量表之現金及現金等價物	**9,127.5**	7,458.0

十三 應付賬款及其他應付款

	於二零零六年十二月三十一日 港幣百萬元	於二零零六年六月三十日 港幣百萬元
應付賬款及應計費用	**2,159.0**	2,210.6
應付客戶合約工程款	**1.9**	–
租約及其他按金	**497.2**	460.3
已收預售樓宇訂金	**463.4**	0.4
應付聯營公司款項	**37.3**	39.2
應付共同控制公司款項	**19.8**	19.6
	3,178.6	2,730.1

包括於應付賬款及其他應付款之應付貿易賬款之到期日分析如下：

	於二零零六年十二月三十一日 港幣百萬元	於二零零六年六月三十日 港幣百萬元
一個月內及按要求還款	**401.7**	334.6
一個月後但三個月內到期	**305.5**	221.0
三個月後但六個月內到期	**208.2**	106.0
六個月後到期	**387.7**	775.0
	1,303.1	1,436.6

簡明中期財務報表附註（未經審核）

十四 股本

	股數		票面值	
	於二零零六年十二月三十一日 百萬計	於二零零六年六月三十日 百萬計	**於二零零六年十二月三十一日 港幣百萬元**	於二零零六年六月三十日 港幣百萬元
法定股本：				
普通股每股港幣2.00元	**2,600.0**	2,600.0	**5,200.0**	5,200.0
發行及繳足股本：				
普通股每股港幣2.00元				
於期／年初結存	**1,814.6**	1,814.6	**3,629.2**	3,629.2
發行新股	**128.0**	—	**256.0**	—
於期／年末結存	**1,942.6**	1,814.6	**3,885.2**	3,629.2

於期內，本公司按每股港幣43.05元以先舊後新方式配售128.0百萬普通股。其後，本公司再按每股港幣43.031元認購價格發行本公司之普通股128.0百萬股以增加本公司之資產基礎。認購價格相等於配售價扣除配售事項之開支，有關開支為港幣2.4百萬元，當中包括佣金、專業費用及其他相關開支；因此，本公司之股本及股份溢價分別增加了港幣256.0百萬元及港幣5,252.0百萬元。

簡明中期財務報表附註（未經審核）

十五 承擔項目

於二零零六年十二月三十一日，本集團於本簡明中期財務報表內未計提承擔項目如下：

	於二零零六年 十二月三十一日 港幣百萬元	於二零零六年 六月三十日 港幣百萬元
(1) 就物業收購，未來發展及有關內部裝置費用並已簽約之承擔	**2,622.3**	1,085.9
(2) 就合約責任提供資金予位於香港以外成立之附屬公司及聯營公司之承擔	**1,748.5**	1,655.4
(3) 已由董事批准但尚未簽約之未來發展及有關內部裝修費用	**4,761.2**	4,523.4
	9,132.0	7,264.7

十六 或然負債

於二零零六年十二月三十一日，本集團之或然負債如下：

	於二零零六年 十二月三十一日 港幣百萬元	於二零零六年 六月三十日 港幣百萬元
（甲）本公司及附屬公司為樓宇買家向財務公司發出之擔保	**9.4**	119.3
（乙）本公司為一間共同控制公司已使用之銀行額度向銀行發出之擔保	–	1,915.7
	9.4	2,035.0

（丙）於二零零六年十二月三十一日，本集團就有關擔保附屬公司就應有及合適工作表現之責任而發出履約擔保書之或然負債為港幣19.7百萬元（二零零六年六月三十日：港幣53.3百萬元）。

簡明中期財務報表附註(未經審核)

十六 或然負債(續)

(丁) 就有關出售物業附屬公司予陽光房地產基金事項(「出售」),本集團與陽光房地產基金簽訂稅務契約。根據該稅務契約,本集團承諾承擔及賠償予陽光房地產基金於出售時或之前所發生之有關稅務償項、直至出售時所授商業建築物及資本性免稅額撥回及於出售時將「待出售之建成物業」重新分類為「投資物業」所產生之稅務償項。

十七 關連人士的重大交易

除已於本簡明中期財務報表其他地方披露外,本集團尚有以下關連人士的重大交易:

(甲) 同母系附屬公司交易

本集團與其同母系附屬公司之重大交易如下:

	截至十二月三十一日止六個月	
	二零零六年	二零零五年
	港幣百萬元	港幣百萬元
其他利息支出(註1)	**29.8**	21.6

(乙) 與聯營公司及共同控制公司交易

本集團與其聯營公司及共同控制公司之重大交易如下:

	截至十二月三十一日止六個月	
	二零零六年	二零零五年
	港幣百萬元	港幣百萬元
其他利息收入(註1)	**6.6**	31.9
建築工程收入(註2)	**74.5**	739.4
專業費用收入(註3)	**12.0**	8.8
銷售佣金收入(註3)	**12.3**	16.8
租金支出(註3)	**23.7**	16.5

十七 關連人士的重大交易(續)

(丙) 與關連公司交易

本集團與本集團董事管理之基金之重大交易如下：

	截至十二月三十一日止六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元
大廈管理服務費用收入(註3)	**13.2**	12.5
租務佣金收入(註3)	**6.1**	6.1

此外，本集團於二零零四年三月三十日與一關連公司簽定租賃合約以租用集團旗下一投資物業單位，每月租金按承租租戶每月銷售額的8%計算。根據租約，關連公司可享用之免租期為二零零四年四月一日至二零零四年九月三十日。截至二零零六年十二月三十一日止六個月及於二零零六年十二月三十一日與該關連公司之租金收入及應收租金總數分別為港幣2.3百萬元(二零零五年：港幣0.5百萬元)及港幣4.5百萬元(二零零六年六月三十日：港幣2.2百萬元)。

註：

(1) 利息收入及支出乃按當時有關貸款結餘額參考香港銀行同業拆息或優惠利率計算。

(2) 此等交易為代付成本加上若干百份比之服務費用。

(3) 此等交易乃按一般商業條款及於正常業務範圍內進行。

(丁) 與本公司董事所控制之公司之交易

本公司董事李家傑先生透過其所控制或擁有之公司或本集團之若干附屬公司及聯營公司擁有個別之權益，而本集團則透過這些附屬公司及聯營公司持有若干在中國發展項目之權益。李先生透過其所控制或擁有之公司根據其於這些附屬公司及聯營公司之股本權益百分比以墊款方式向這些公司提供融資。於二零零六年十二月三十一日李先生透過其所控制或擁有之公司，向這些附屬公司及聯營公司墊支款項總額分別為港幣587.6百萬元(二零零六年六月三十日：港幣612.6百萬元)及港幣537.4百萬元(二零零六年六月三十日：港幣537.4百萬元)，全部均無抵押。截至二零零五年及二零零六年十二月三十一日止六個月內，這些附屬公司及聯營公司並無就上述安排向李先生所控制或擁有之公司支付利息。

十八 比較數字

部份比較數字已重新分類，以符合本期之列報方式。

簡明中期財務報表附註（未經審核）

十九 已頒佈截至二零零七年六月三十日止年度會計期間尚未生效的修訂、新訂準則及詮釋可能帶來的影響

截至本簡明中期財務報表刊發日，香港會計師公會已頒佈以下修訂、新訂準則及詮釋，因在二零零七年六月三十日年度後才生效；本簡明中期財務報表尚未採納該等新準則。

本集團現正評估預期該等修訂、新訂準則及詮釋在首次應用期間的影響。至目前為止，本集團認為其採納對本集團之財務狀況及經營業績構成重大影響的可能性不大。

該項發展，對本集團經營業績及財務狀況有關的事項如下：

		於以下日期或其後開始的會計期間適用
香港財務報告準則第七號	「金融工具：披露」	二零零七年一月一日
香港會計準則第一號（經修訂）	「財務報表之呈報：資本披露」	二零零七年一月一日

財務回顧

業績檢討

截至二零零六年十二月三十一日止之六個月內，集團之營業額為港幣四十五億二千四百六十萬元，較上年度同期增加港幣十七億九千一百九十萬元或65.6%。期內集團之股東應佔盈利為港幣三十七億九千三百六十萬元，較上年度同期減少港幣三十八億五千五百九十萬元或50.4%。若撇除（扣減遞延稅項後之）投資物業重估之盈餘，期內基本盈利為港幣二十四億二千七百九十萬元，較上年度同期增加港幣七千零四十萬元或3.0%。

期內，物業發展業務之營業額為港幣二十七億一千四百九十萬元，較上年度同期增加港幣二十三億一千一百八十萬元。業績增長主要受多個大型地產發展項目（包括翔龍灣、豫豐花園及匯賢居）之理想銷情所帶動。期內此業務盈利貢獻達港幣十一億五千零九十萬元，上年度同期之溢利則為港幣一億一千六百七十萬元。

連同共同控制公司所持有投資物業之應佔權益，集團於期內之租金總收入為港幣十五億二千二百七十萬元，相對上年度同期為港幣十二億二千三百八十萬元，增長幅度達港幣二億九千八百九十萬元或24.4%。租金收入淨額更由上年度同期之港幣七億六千五百七十萬元增加31.0%，至港幣十億零三百三十萬元。

不包括共同控制公司之應佔權益，集團本身之租金總收入較上年度同期增加12.9%至港幣十二億二千零二十萬元，佔集團營業總額約27.0%。這反映期內香港經濟向好使租金普遍得以提升。截至二零零六年十二月三十一日止之六個月內，此業務盈利貢獻達港幣七億七千二百八十萬元，與上年度同期港幣六億四千六百六十萬元溢利比較，增長達港幣一億二千六百二十萬元或19.5%。

不包括由共同控制公司所持有之物業，集團本身之投資物業於期內重估之盈餘（並未扣減遞延稅項及小數股東權益）為港幣七億五千一百九十萬元，相對上年度同期則為港幣五十億一千八百五十萬元。

財務業務主要為集團對旗下物業之買家提供樓宇按揭貸款，以及為集團所參與之合作發展項目提供股東貸款。期內，此業務盈利貢獻為港幣三千九百四十萬元，較上年度同期減少港幣三千零九十萬元。

建築業務主要為集團所參與之發展項目承做建造工程，於期內盈利貢獻約為港幣三千二百七十萬元，相對上年度同期則有港幣一千五百五十萬元。

集團主要透過旗下一間附屬公司「中國投資集團有限公司」於國內經營基建項目，期內收入為港幣七千二百九十萬元，較上年度同期減少達港幣一千九百五十萬元或21.1%。收入倒退主要由於杭州之收費橋樑自二零零五年十月進行維修，至去年年底工程尚未完成所致，而該業務之盈利貢獻亦隨之減少港幣八百五十萬元或16.4%至港幣四千三百二十萬元。

受惠於訪港旅客人數增加，酒店之平均入住率及房租均告上揚，故此期內酒店業務營業額增加9.7%至港幣七千三百五十萬元。而該業務有盈利貢獻達港幣二千八百七十萬元，增長港幣四百四十萬元或18.1%。

包括百貨銷售、物業管理及保安護衛等之其他業務於期內共錄得營業額達港幣三億二千九百六十萬元，增長幅度為港幣四千八百四十萬元或17.2%。期內此等業務錄得盈利貢獻共港幣三千八百三十萬元，上年度同期則有港幣一千六百七十萬元。

集團應佔聯營公司之除稅後溢利減虧損約為港幣十六億一千九百八十萬元，相對上年度同期則為港幣十一億零一百三十萬元。若撇除（扣減遞延稅項後之）投資物業重估之盈餘，集團應佔聯營公司之基本盈利減虧損約為港幣十三億五千二百九十萬元，與上年度同期為港幣八億四千二百五十萬元比較，增加約60.6%。

其中，集團於期內應佔三間上市聯營公司之除稅後盈利合共為港幣十四億六千二百一十萬元，相對上年度同期則為港幣十億一千零二十萬元。若撇除投資物業重估之盈餘，集團應佔此三間上市聯營公司之基本盈利由港幣八億二千五百一十萬元增加至港幣十二億四千二百二十萬元，當中主要由於香港中華煤氣有限公司推出大型臨海發展項目「翔龍灣」，並於去年年底落成，以致其售樓收益得於期內入賬。

集團旗下主要從事物業發展及物業投資之共同控制公司錄得應佔稅後溢利減虧損共港幣十三億三千二百八十萬元，相對上年度同期則有港幣二十二億一千六百八十萬元。若撇除（扣減遞延稅項後之）投資物業重估之盈餘，集團應佔共同控制公司之基本盈利減虧損（但未經扣減少數股東權益）約為港幣四億五千三百四十萬元，上年度同期則為港幣七億二千五百八十萬元。基本盈利倒退主要由於期內嘉亨灣賣出較少住宅單位所致。

受利率上調影響，綜合損益計算表中之融資成本為港幣二億九千四百六十萬元，而上年度同期則為港幣二億二千萬元。

期內因出售十一項投資物業之部份權益予陽光房地產基金，故此錄得其他營運損失約港幣一億零三百八十萬元，上年度同期則因為私有化恒基中國及恒基數碼而錄得超過港幣六億五千零七十萬元其他營運淨收入。

發行新股

於二零零六年十一月十日，本公司之控股股東—— 恒基兆業有限公司旗下一附屬公司根據配售協議，以配售價每股港幣43.05元出售所持128,000,000股之本公司現有股份。本公司亦根據配售協議，以配售價並就配售事項及發行新股之開支而作出相應調整，向恒基兆業有限公司發行128,000,000股新股，籌得款項淨額約港幣五十五億零八百萬元。新股相當於本公司當時已發行股本約7.05%，或相當於本公司經認購事項擴大後之已發行股本約6.59%。發行新股令集團之股東基礎擴大，並使集團處於更佳財務狀況，以拓展在本港及內地之業務。

財政資源及資金流通性

於二零零六年七月，集團簽訂一項港幣一百三十三億五千萬元五年期之銀團貸款合約。此項融資安排屬循環貸款性質，可為集團的營運提供高度靈活之資金。是次銀團由二十四間來自十個國家包括本地銀行組成，兼且貸款息差極為優惠，反映銀行界對集團之支持及信心。

本半年期剛結束後，集團旗下一間擁有國際金融中心項目之共同控制公司，亦經其融資公司籌得一項港幣一百七十三億五千萬元五年期之銀團貸款，為本地銀團貸款市場歷來最大額度之私營機構港元融資項目。由於國際金融中心租戶質素良好及享有地標地位，故此是項貸款無需股東提供擔保，亦能以非常優惠之條件簽定。

於二零零六年十二月三十一日，集團之銀行淨借貸總額約為港幣一百一十三億零九十萬元(二零零六年六月三十日：港幣一百三十億三千五百四十萬元)。本集團之銀行貸款多屬無抵押，兼且大部份為有承諾之額度。集團現有充裕之銀行承諾信貸額度之餘，穩定之經常性收入基礎亦帶來持續現金流入，令集團具備充裕之財務資源應付日常運作及未來業務擴展之資金需求。

除上述出售部份物業權益予陽光房地產投資信託基金外，集團於期內並無在核心業務以外進行大型收購或出售資產。

貸款到期組合

本集團之銀行借貸之償還期如下：

	二零零六年 十二月三十一日 港幣百萬元	二零零六年 六月三十日 港幣百萬元
銀行借貸之償還期：		
一年內	**4,213.7**	7,029.2
一年後及兩年內	**764.5**	3,848.5
兩年後及五年內	**15,661.2**	6,085.0
五年後	**–**	3,731.8
銀行借貸總額	**20,639.4**	20,694.5
減：銀行存款及現金	**9,338.5**	7,659.1
銀行淨借貸總額	**11,300.9**	13,035.4
股東應佔權益	**86,359.3**	77,964.1
借貸比率	**13.1%**	16.7%

於二零零六年十二月三十一日，以銀行淨借貸總額相對股東應佔權益計算，集團之借貸比率為13.1%，二零零六年六月三十日之借貸比率則為16.7%。

	截至二零零六年十二月三十一日止六個月內 港幣百萬元	截至二零零五年十二月三十一日止六個月內 港幣百萬元
未計入投資物業公允價值變動之經營溢利加上集團應佔聯營公司及共同控制公司之基本溢利減虧損(不包括投資物業重估之盈餘及稅項)	**3,909**	3,203
撥作資本性支出前之利息支出	**534**	379
利息償付比率(倍數)	**7**	8

利息償付比率是按(甲)集團未計入投資物業公允價值變動之經營溢利加上集團應佔聯營公司及共同控制公司之基本溢利減虧損(不包括投資物業重估之盈餘及相關稅項)相對(乙)撥作資本性支出前之利息支出之比率計算。集團於期內之利息償付比率為7倍，相對上年度同期則為8倍。

利率風險及外匯風險

本集團之融資及庫務事務乃由中央管理層執管。本集團之銀行借貸主要由在本港之國際性銀行提供，並屬浮息性質。集團之融資安排以港幣為主，但亦有部分人民幣借款以配合集團於國內業務發展所需。除以人民幣在國內投資及無作出對沖外，集團於半年結算日並無任何其他重大外匯風險。集團亦無利用任何衍生工具作投機活動。

除了一間在中國經營基建業務之集團附屬公司所安排之一小部份項目融資需向銀行作出抵押外，集團在期內並無將資產抵押予第三者。

資本性承擔

於二零零六年十二月三十一日，集團之資本性承擔額為港幣九十一億三千二百萬元(二零零六年六月三十日：港幣七十二億六千四百七十萬元)。

或然負債

本集團於二零零六年十二月三十一日之或然負債約為港幣二千九百一十萬元。而本集團於二零零六年六月三十日之或然負債則為港幣二十億八千八百三十萬元。

僱員

本集團於二零零六年十二月三十一日約有 7,100 名全職聘用之僱員(二零零五年十二月三十一日：6,600)。僱員之薪酬福利，與市場及同業之水平相若。年終集團按員工之個別表現，發放酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

截至二零零六年十二月三十一日止六個月內，僱員總成本為港幣五億三千零七十萬元，較上年度同期增加港幣九千一百七十萬元或20.9%。

其他資料

循環貸款協議載有關於控股股東須履行的條件

本公司已於二零零四年九月十七日公佈披露，本公司一間全資附屬公司及恒基兆業發展有限公司（「恒發」）之一間全資附屬公司，作為個別借款人，向一組銀行取得一項港幣一百億元五年及七年期各半之循環信貸額（「第一筆貸款」），而第一筆貸款分別由本公司及恒發作出個別擔保。

就第一筆貸款而言，若本公司不再持有及控制最少恒發已發行股本之51%，或若本公司或恒發不再由李兆基博士及／或其家族成員及／或彼等當中任何一方控制之公司，或李兆基博士及／或其家族成員及／或彼等當中任何一方之公司身為受益人之任何信託最終控制，則視為失責事件。若發生任何失責事件，則第一筆貸款可能即時到期及須於收到通知時償還。

本公司已於二零零六年七月二十六日公佈披露，本公司一間全資附屬公司作為借款人，向一組銀行取得一項港幣一百三十三億五千萬元五年期之循環信貸額（「第二筆貸款」），而第二筆貸款由本公司作出擔保。

就第二筆貸款而言，若本公司不再由李兆基博士及／或其家族成員及／或彼等當中任何一方控制之公司，或李兆基博士及／或其家族成員及／或彼等當中任何一方之公司身為受益人之任何信託最終控制，則視為失責事件。若發生任何失責事件，則第二筆貸款可能即時到期及須於收到通知時償還。

向聯屬公司提供財務資助

於二零零六年十二月三十一日，本集團已向若干聯屬公司提供財務資助及為其提供擔保，總額為港幣一百二十七億一千五百九十萬元，合共超逾本公司總資產之8%。根據香港聯合交易所有限公司證券上市規則（「上市規則」）第13.22條，此等聯屬公司於二零零六年十二月三十一日之合併資產負債表及本集團於同日應佔此等聯屬公司之權益如下：

	合併 港幣百萬元	本集團 應佔權益 港幣百萬元
非流動資產	54,370	17,688
流動資產	8,263	3,031
流動負債	(4,138)	(1,512)
流動資產淨值	4,125	1,519
總資產減流動負債	58,495	19,207
非流動負債	(38,739)	(12,254)
資產淨值	19,756	6,953

中期業績之審閱

截至二零零六年十二月三十一日止六個月之未經審核中期業績已由本公司之核數師畢馬威會計師事務所按照香港會計師公會頒佈之《核數準則》第700號-「中期財務報告的審閱」進行審閱，而其審閱報告載列於第五十二頁。

配售股份

於二零零六年十一月十日，本公司為加強本公司資本基礎，按每股港幣43.05元(「配售價」)以先舊後新方式配售128,000,000股(「配售」)本公司普通股份及隨後由本公司發行128,000,000股普通股新股份(「新股」)。有關承配人及其實益擁有人均並非本公司之關連人士(定義見上市規則)。是項配售超過六位承配人。配售價較本公司股份於二零零六年十一月十日在香港聯合交易所有限公司之每股收市價港幣46.05元折讓約6.5%。

新股相當於本公司於配售前之已發行股本約7.05%。新股發行價約為每股港幣43.031元，乃相等於配售價扣除有關配售之開支。在扣除支出後，本公司所得款項淨額共約港幣五十五億零八百萬元。

董事認為，配售事項及認購事項將會加強本公司之資本基礎。董事擬將所得款項淨額用作一般企業用途及在中華人民共和國收購土地儲備。

購買、出售或贖回本公司之上市證券

除本公司於二零零六年十一月之配售外，本公司或任何本公司之附屬公司於期內概無購買、出售或贖回本公司之上市證券。

審核委員會

審核委員會於本年三月舉行會議，審閱內部監控系統及截至二零零六年十二月三十一日止之中期業績報告。

企業管治常規守則

截至二零零六年十二月三十一日止六個月內，除本公司並無根據企業管治常規守則第A.2.1條就本公司主席及行政總裁之角色作出區分外，本公司已遵守上市規則附錄14所載之企業管治常規守則。本公司認為李兆基博士具有豐富之地產經驗，最宜繼續出任本公司主席及董事總經理之職位，此乃符合本公司之最佳利益。

董事進行證券交易之守則

本公司已採納上市規則標準守則為其本公司董事進行證券交易之守則(「該守則」)。本公司在提出具體徵詢之後，確認所有董事均已完全遵守該守則列示所要求的標準。

承董事局命
公司秘書
廖祥源　謹啟

香港，二零零七年三月二十一日

於本報告日期，本公司董事局成員包括：(1) 執行董事：李兆基(主席)、李家傑、林高演、李家誠、葉盈枝、歐肇基、孫國林、李鏡禹、馮李煥琼、劉壬泉、李寧及郭炳濠；(2) 非執行董事：胡寶星、梁希文、李王佩玲、李達民及胡家驃(胡寶星之替代董事)；以及(3) 獨立非執行董事：鄺志強、高秉強及胡經昌。

披露權益資料

董事於股份之權益

於二零零六年十二月三十一日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有的權益及淡倉如下：

普通股(除文義另有所指外)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業地產有限公司	李兆基	1			1,122,938,300		1,122,938,300	57.81
	李家傑	1				1,122,938,300	1,122,938,300	57.81
	李家誠	1				1,122,938,300	1,122,938,300	57.81
	李寧	1		1,122,938,300			1,122,938,300	57.81
	李達民	2	143,000				143,000	0.01
	李王佩玲	3	30,000				30,000	0.00
	李鏡禹	4	42,900		19,800		62,700	0.00
	馮李煥琼	5	1,000,000				1,000,000	0.05
	胡家驃	6		2,000			2,000	0.00
恒基兆業發展有限公司	李兆基	7	34,779,936		2,076,089,007		2,110,868,943	69.27
	李家傑	7				2,076,089,007	2,076,089,007	68.13
	李家誠	7				2,076,089,007	2,076,089,007	68.13
	李寧	7		2,076,089,007			2,076,089,007	68.13
	李達民	8	6,666				6,666	0.00
	李鏡禹	9	1,001,739				1,001,739	0.03
香港中華煤氣有限公司	李兆基	10	3,226,174		2,203,861,776		2,207,087,950	40.07
	李家傑	10				2,203,861,776	2,203,861,776	40.01
	李家誠	10				2,203,861,776	2,203,861,776	40.01
	李寧	10		2,203,861,776			2,203,861,776	40.01
	歐肇基	11		50,000			50,000	0.00

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
香港小輪	李兆基	12	7,799,220		111,732,090		119,531,310	33.55
(集團)	李家傑	12				111,732,090	111,732,090	31.36
有限公司	李家誠	12				111,732,090	111,732,090	31.36
	李寧	12		111,732,090			111,732,090	31.36
	林高演	13	150,000				150,000	0.04
	馮李煥琼	14	465,100				465,100	0.13
	梁希文	15	2,250				2,250	0.00
美麗華	李兆基	16			255,188,250		255,188,250	44.21
酒店企業	李家傑	16				255,188,250	255,188,250	44.21
有限公司	李家誠	16				255,188,250	255,188,250	44.21
	李寧	16		255,188,250			255,188,250	44.21
	胡寶星	17	2,705,000		2,455,000		5,160,000	0.89
百江燃氣	李兆基	18			772,911,729		772,911,729	80.65
控股有限公司	李家傑	18				772,911,729	772,911,729	80.65
	李家誠	18				772,911,729	772,911,729	80.65
	李寧	18		772,911,729			772,911,729	80.65

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業 有限公司	李兆基	19			8,190 (普通股A股)		8,190 (普通股A股)	100.00
	李兆基	20			3,510 (無投票權B股)		3,510 (無投票權B股)	100.00
	李兆基	21	35,000,000 (無投票權 遞延股份)		15,000,000 (無投票權 遞延股份)		50,000,000 (無投票權 遞延股份)	100.00
	李家傑	19				8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家傑	20				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家傑	21				15,000,000 (無投票權 遞延股份)	15,000,000 (無投票權 遞延股份)	30.00
	李家誠	19				8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家誠	20				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家誠	21				15,000,000 (無投票權 遞延股份)	15,000,000 (無投票權 遞延股份)	30.00
	李寧	19		8,190 (普通股A股)			8,190 (普通股A股)	100.00
	李寧	20		3,510 (無投票權B股)			3,510 (無投票權B股)	100.00
	李寧	21		15,000,000 (無投票權 遞延股份)			15,000,000 (無投票權 遞延股份)	30.00

普通股（除文義另有所指外）（續）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
Best Homes Limited	李兆基	22			26,000		26,000	100.00
	李家傑	22				26,000	26,000	100.00
	李家誠	22				26,000	26,000	100.00
	李寧	22		26,000			26,000	100.00
中國投資集團有限公司	胡家驃	23			16,000		16,000	5.33
精威置業有限公司	梁希文	24			5,000		5,000	4.49
	胡寶星	25			3,250		3,250	2.92
威永投資有限公司	李家傑	26			5,000	5,000	10,000	100.00
端輝投資有限公司	馮李煥琼	27	2,000				2,000	20.00
盈基發展有限公司	馮李煥琼	28	50				50	5.00
興輝置業有限公司	李家傑	29			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	30			100		100	100.00
	李家傑	30				100	100	100.00
	李家誠	30				100	100	100.00
	李寧	30		100			100	100.00
美福發展有限公司	李家傑	31			3,050*	3,050*	3,050	33.33

* 敘述同一股份

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
寶麟發展有限公司	李家傑	32			5	5	10	100.00
Pettystar Investment Limited	李兆基	33			3,240		3,240	80.00
	李家傑	33				3,240	3,240	80.00
	李家誠	33				3,240	3,240	80.00
	李 寧	33		3,240			3,240	80.00
Quickcentre Properties Limited	李家傑	34			1	1	2	100.00
兆誠國際有限公司	李家傑	35			25	75	100	100.00

除上述披露外,本公司之董事或行政總裁或其聯繫人並無於本公司或其聯繫公司(定義見證券及期貨條例)的股份、相關股份及債券中擁有權益或淡倉。

購買股份或債券之安排

本公司或本公司之任何控股公司、附屬公司或同系附屬公司於二零零六年十二月三十一日止六個月內並無參與任何其他安排,使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東及其他人士權益

於二零零六年十二月三十一日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下：

好倉

	權益總數	百份比權益
主要股東：		
Rimmer (Cayman) Limited（附註1）	1,122,938,300	57.81
Riddick (Cayman) Limited（附註1）	1,122,938,300	57.81
Hopkins (Cayman) Limited（附註1）	1,122,938,300	57.81
恒基兆業有限公司（附註1）	1,122,745,800	57.80
Yamina Investment Limited（附註1）	538,437,300	27.72
Believegood Limited（附註1）	222,045,300	11.43
South Base Limited（附註1）	222,045,300	11.43
主要股東以外之人士：		
Cameron Enterprise Inc.（附註1）	145,090,000	7.47
Third Avenue Management LLC（代多個投資組合持有）	127,321,350	6.55
Third Avenue Management LLC（代Third Avenue Value Fund持有）（附註36）	103,328,000	5.32

附註：

1. 該等股份中，(i) 570,743,800股由恒基兆業有限公司（「恒兆」）擁有；(ii) 7,962,100股由恒兆之全資附屬先樂置業有限公司擁有；(iii) 145,090,000股由Cameron Enterprise Inc. 擁有；222,045,300股由South Base Limited全資擁有之Believegood Limited 擁有；61,302,000股由Jayasia Investments Limited 全資擁有之Prosglass Investment Limited 擁有；55,000,000股由Mei Yu Ltd. 全資擁有之Fancy Eye Limited 擁有；55,000,000股由World Crest Ltd. 全資擁有之Spreadral Limited擁有；Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd. 及World Crest Ltd. 為Yamina Investment Limited 之全資附屬公司，而Yamina Investment Limited 為恒兆全資擁有；(iv) 5,602,600股由香港中華煤氣有限公司（「煤氣」）之全資附屬 Superfun Enterprises Limited擁有，恒基兆業發展有限公司（「恒發」）持有煤氣38.47%，恒基兆業地產有限公司（「恒地」）持有恒發67.94%，而恒兆則持有恒地57.80%；及 (v) 192,500股由富生有限公司（「富生」）擁有。Hopkins (Cayman) Limited（「Hopkins」）作為一單位信託（「單位信託」）之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

2. 該等股份由李達民先生實益擁有。

3. 該等股份由李王佩玲女士實益擁有。

4. 該等股份中，李鏡禹先生實益擁有42,900股，而其餘之19,800股由李鏡禹先生及其妻子各擁有50%之銀榕建業有限公司擁有。

5. 該等股份由馮李煥琼女士實益擁有。

6. 該等股份由胡家驃先生之妻子擁有。

7. 該等股份中，李兆基博士實益擁有34,779,936股，而其餘之2,076,089,007股股份中，(i) 恒地全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、破勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,398,418股、363,328,900股、217,250,000股及84,642,341股；及 (ii) 5,615,148股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒地及富生（列載於附註1）及恒發的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

8. 該等股份由李達民先生實益擁有。

9. 該等股份由李鏡禹先生實益擁有。

10. 該等股份中，李兆基博士實益擁有3,226,174股，而其餘之2,203,861,776股股份中，(i) 恒發全資擁有之 Timpani Investments Limited之全資附屬迪斯利置業有限公司及Medley Investment Limited分別擁有1,159,024,597股及484,225,002股；(ii) 476,165,946股由恒發之全資附屬Macrostar Investment Limited擁有；(iii) 3,966,472股由恒兆全資擁有之 Yamina Investment Limited之全資附屬Boldwin Enterprises Limited擁有；及 (iv) 80,479,759股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發、恒兆及富生(列載於附註1及7)及煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

11. 該等股份由歐雜基先生之妻子擁有。

12. 該等股份中，李兆基博士實益擁有7,799,220股，而其餘之111,732,090股股份中， (i) 恒發全資擁有之Pataca Enterprises Limited之全資附屬Graf Investment Limited、Mount Sherpa Limited及Paillard Investment Limited各擁有23,400,000股；及 (ii) 41,532,090股由恒發全資擁有之Max-mercan Investment Limited之全資附屬Wiselin Investment Limited擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發(列載於附註7)及香港小輪(集團)有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

13. 該等股份由林高演先生實益擁有。

14. 該等股份由馮李煥琼女士實益擁有。

15. 該等股份由梁希文先生實益擁有。

16. 該等股份中，恒發全資擁有之Aynbury Investments Limited之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited及Threadwell Limited分別擁有100,612,750股、79,121,500股及75,454,000股。根據證券及期貨條例，李兆基博士被視為擁有恒發(列載於附註7)及美麗華酒店企業有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

17. 該等股份中，胡寶星爵士實益擁有2,705,000股，而其餘之2,455,000股由其擁有50%之芳芬有限公司擁有。

18. 煤氣之全資附屬Hong Kong & China Gas (China) Limited 根據於二零零六年十二月四日與百江燃氣控股有限公司(「百江」)簽訂之有條件協議，被視為購入772,911,729股之百江股份。根據證券及期貨條例，李兆基博士被視為擁有煤氣(列載於附註10)及百江的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

附註

19. Hopkins作為單位信託之受託人持有該等股份。

20. Hopkins作為單位信託之受託人持有該等股份。

21. 該等股份中，李兆基博士實益擁有35,000,000股，而富生擁有其餘之15,000,000股。

22. 該等股份中，(i) 10,400股由恒地擁有；(ii) 2,600股由恒兆擁有；及 (iii) 13,000股由Manifest Investments Limited擁有，Wealth Sand Limited持有Manifest Investments Limited 50%，而Firban Limited持有Wealth Sand Limited 70%。Jetwin International Limited之全資附屬Perfect Bright Properties Inc. 及Furnline Limited各擁有Firban Limited 50%。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

23. 該等股份由胡家驃先生擁有60%之Pearl Assets Limited擁有。

24. 該等股份由梁希文先生全資擁有之Gilbert Investment Inc. 擁有。

25. 該等股份由胡寶星爵士及其妻子各擁有50%之Fong Fun Investment Inc. 之全資附屬Coningham Investment Inc. 擁有。

26. 該等股份中，(i) 5,000股由李家傑先生全資擁有之Applecross Limited擁有；及 (ii) 5,000股由恒地間接全資擁有公司恒基中國集團有限公司(「恒中」)全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

27. 該等股份由馮李煥琼女士實益擁有。

28. 該等股份由馮李煥琼女士實益擁有。

29. 該等股份中，(i) 4,000股由李家傑先生全資擁有之Applecross Limited擁有；及 (ii) 6,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

30. 該等股份中，(i) 80股由恒地之全資附屬達榮發展有限公司擁有；(ii) 10股由恒兆之全資附屬恒基財務有限公司擁有；及 (iii) Jetwin International Limited之全資附屬Perfect Bright Properties Inc. 及Furnline Limited各擁有5股。

31. 該等股份由Quickcentre Properties Limited擁有，而李家傑先生全資擁有之Applecross Limited與恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司各擁有Quickcentre Properties Limited 50%。

32. 該等股份中，(i) 5股由李家傑先生全資擁有之恒建發展有限公司擁有；及 (ii) 5股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

33. 該等股份中，(i) 3,038股由恒地擁有；及 (ii) 202股由Jetwin International Limited全資擁有之Perfect Bright Properties Inc.及Furnline Limited各持50%之福佳投資有限公司擁有。

34. 該等股份中，(i) 1股由李家傑先生全資擁有之Applecross Limited擁有；及 (ii) 1股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

35. 該等股份中，(i) 25股由李家傑先生全資擁有之崇基國際有限公司擁有；及 (ii) 75股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

36. 該等股份乃Third Avenue Management LLC代多個投資組合所持有之127,321,350股股份中之一部份。

致恒基兆業地產有限公司董事局獨立審閱報告

引言

我們已按照　貴公司的指示，審閱　貴公司刊載於第十五頁至第三十六頁的簡明中期財務報表。

董事及核數師的責任

根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須以符合上市規則中相關的規定及香港會計師公會頒佈的《香港會計準則》第34號－「中期財務報告」的規定編製簡明中期財務報表。簡明中期財務報表由董事負責，並由董事核准通過。

我們的責任是根據我們審閱工作的結果，對簡明中期財務報表提出獨立結論，並按照我們雙方所協定的應聘條款，只向作為法人團體的董事局報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱工作

我們是按照香港會計師公會頒佈的《核數準則》第700號－「中期財務報告的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析簡明中期財務報表，評估中期財務報表中會計政策是否貫徹運用，賬項編列是否一致；賬項中另有說明的特別情況則除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小，所給予的保證程度也較審核低，因此，我們不會對簡明中期財務報表發表審核意見。

審閱結論

根據這項不構成審核的審閱工作，我們並沒有察覺在簡明中期財務報表內所披露截至二零零六年十二月三十一日止六個月的資料需要作出任何重大的修訂。

畢馬威會計師事務所
執業會計師
香港
二零零七年三月二十一日

This Interim Report is Printed on Environmentally Friendly and Totally Chlorine free Paper
本中期報告以環保及全無氯氣漂染紙張印刷

END

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED